UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 28, 2022	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

CHINA EASTERN Win-win Cooperation for A Better Future CHINA EASTERN AIRLINES CHINA EASTERN 2021CORPORATE SOCIAL RESPONSIBILITY REPORT

What does sustainable development mean for China Eastern? The aviation transport industry bears an important mission of advancing humanistic exchange, economic and trade exchange, and cultural communication. It also reconstructs individual lifestyle and corporate ecology. The sustainable development of the aviation transport industry needs to balance aviation resources, social needs, environmental factors and economic benefits. How to reduce negative impacts on society and the environment and maximize its positive impacts on sustainability are important challenges that we have been thinking about. We believe that responsible and sustainable operations make more positive contributions to sustainable development and also brings us more innovation opportunities, stronger partnerships and more sustainable growth.

CONTENTS

04 — Message from Chairman

06 — About China Eastern

08 — China Eastern's 2021: An Incredible Year in Review

Appendix

76 — Performance Indicators

81 — GRI Index

86 — HK-ESG Index

90 — About the Report

92 — Assurance Statement

94 — Reader Feedback



14

Strategy and Governance

16 — Corporate Governance

18 — Party Building

18 — Technological Innovation

19 — Anti-corruption

20 — Investor Relations

20 — Compliance Management

21 — Corporate Strategy

22 — Risk Management

22 — Informatization



24

Our Journey Towards Sustainability

26 — Flights for Sustainability

27 — Materiality Management

30 — Stakeholder Engagement



32

Pursuing Safety Development

34 — Upholding Aviation Safety

38 — Safeguarding Passenger Health

40 — Caring for Employee Health and Safety

Providing Smart Services

44 — Guaranteeing Flight Punctuality

45 — Providing Heartwarming Service

47 — Improving Travel Experience

52 — Protecting Customer Privacy

53 — Contributing to Industrial Development



42

Advancing Green and Low-carbon Development

56 — Addressing Climate Change

60 — Safeguarding Lucid Waters and Blue Sky

62 — Sustainable Utilization of Resources

63 — Sustainable Value Chain



54

Creating a Better Life

66 — Supporting Employee Development

70 — Facilitating Rural Vitalization

73 — Engaging in Local Communities

74 — Implementing Regular COVID-19 Control

75 — Special Flight Guarantee



64

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 3

Message from Chairman About China Eastern China Eastern’s 2021: An Incredible Year in Review Strategy and Governance Our Journey Towards Sustainability Pursuing Safety Development Providing Smart Services Advancing Green and Low-carbon Development Creating a Better Life Appendix Message from Chairman Time moves swiftly onward. 2021 was an unusual year for China and the world as well. China was on the journey towards realizing the Chinese Dream of national rejuvenation, and the world underwent the changes unseen in a century in the context of COVID-19 and worsening climate change, etc. Facing complex economic situation and global concerns, “eco-friendly” and “inclusive” recovery has become our common aspiration. Under such circumstances, the Chinese solutions in this regard have played a greater role in the international community. Sustainable development is still the golden key to the aforementioned problems. We firmly believe that no matter how pandemic impacts and market trends change, we shall ground our efforts in the new development stage, apply the new development philosophy, and pursue sustainable development; we will keep expanding open cooperation, and contribute to the recovery of the industry; we shall strive for new breakthroughs in the high-quality development and better support the building of a new development pattern. Safety and development are the cornerstone for stable and sustainable development. In 2021, we remained committed to the underlying principle of pursuing progress while ensuring stability, fulfilled our responsibilities to ensure work safety, and successfully completed scheduled flights. Amid the pandemic, Eastern Airlines Logistics (EAL) got listed, becoming the first stock of Chinese aviation logistics in the mixed ownership reform. Since then, China Eastern Group has become the first state-owned aviation transport group with two core businesses to go public, i.e., air passenger transport and aviation logistics. In the past year, we aligned our efforts on COVID-19 prevention and control, aviation transport, reform and development, etc. Specifically, we managed to launch transit service at Chengdu Tianfu International Airport and Qingdao Jiaodong International Airport; Xiamen Branch completed operation review; Hainan Branch was officially established; and we became the first to sign the agreement on operating five homemade C919 aircraft. In addition, we promoted Chinese to be listed as one of the official languages of the International Air Transport Association (IATA). We look forward to making exchange and cooperation with other IATA members and gathering global wisdom for a win-win future. Innovation is a key factor in the development of domestic circulation and international circulation. Focusing on the supply-side innovation of aviation products and services, we strive to build a new engine for boosting air travel consumption in domestic circulation. We have developed a host of innovation products for civil aviation, including the “10,000km mileage product”, the “one-step service package”, the “OK to Travel” service, and the “new-generation high-speed onboard Wi- Fi”, etc. With brand-new standards, we have launched 33 Air Express lines to better serve our air passengers, which are supported by exclusive check-in counters, priority security checkpoints and other facilities. We have also upgraded the “rail-air transport” service and released a brand-new membership system globally, joining hands with our passengers to create more values. To care for special groups of flyers, we have set up “courtesy counters”, developed “Sign Language Application”, and provided other services, enabling flyers with special needs and the elderly flyers to have better air travel experience. Continuing the strategic cooperation with Shanghai Volunteer Physicians League, we have organized nearly one thousand physicians to improve onboard medical first-aid and protect flyers’ health during a flight. Besides, we endeavor to build a long-term, highly efficient closed loop mechanism of “Doing Practical Things for the Masses”, accelerating the pace to improve employee care and build a happy China Eastern. China’s 30·60 Decarbonization Goal is a solemn undertaking to address climate change. As a member in civil aviation industry that accounts for a large percentage of global carbon emissions, China Eastern has taken systematic measures for carbon reduction and operated the country’s first full-life-cycle carbon-neutral flight, embarking on a new journey towards eco-friendly flights. In 2021, we co-organized the 2021 North Bund Forum—Parallel Forum 2: International Aviation Forum and released the Initiative for the Global Air Transport Industry to Reduce Carbon Emissions; at Zhuhai Airshow, we set up an independent booth themed “green flights”, showing our staged efforts to build an eco- friendly and sustainable aviation ecological chain; the first research report on carbon emission reduction in the Chinese and Italian civil aviation sectors, which took China Eastern as a research subject, was published with the witness of Italian Ambassador to China and Chinese Ambassador to Italy. In addition, our continuous efforts have also been recognized by the capital market. For the second consecutive year, we received A on MSCI ESG Ratings, ranking top in global civil aviation industry. We have strong belief that “our efforts will pay off in the future”. China’s accomplishment is a miracle in the human history of fighting against poverty. In 2021, China achieved the first centenary goal of building a moderately prosperous society in all respects on schedule, and declared victory in the critical battle against poverty as envisaged. As a central state-owned enterprise (SOE), China Eastern Group has made continuous efforts to promote poverty alleviation in Cangyuan County and Shuangjiang County in Yunnan Province, winning itself the honor of Outstanding Team for National Poverty Alleviation. We have aligned our efforts on poverty alleviation and rural vitalization. Specifically, we took the lead in signing strategic cooperation agreements on rural vitalization in fixed-point poverty alleviation areas, in promoting industrial development projects to boost rural economy, in introducing higher education resources and cultivating local faculty, and in strengthening organization building through joint building of Party branches. On the occasion of celebrating the 100th anniversary of the founding of the Communist Party of China (CPC), the Party Committee of China Eastern was awarded Outstanding Primary-level Party Organization by the CPC Central Committee. This is an era full of challenges and hopes. “Despite a long and tough journey, if you keep moving forward, you will always reach your destination”. Looking ahead, we will align our efforts with the global progress, national development and national rejuvenation, make continuous contribution to achieving the UN 2030 SDGs, and promote prosperity for all in the process of high-quality development. On the journey towards the second centenary goal, we will join hands with stakeholders to promote the building of a human community with a shared future. Liu Shaoyong Chairman of China Eastern Air Holding Company Chairman of China Eastern Airlines Co., Ltd. March 9, 2022 4 CHINA EASTERN 2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 5

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

About China Eastern

Headquartered in Shanghai, China Eastern Airlines Co., Ltd. is one of the three state-owned backbone airlines of China. It originated from the first civil aviation squadron established in Shanghai in January 1957. China Eastern is the first Chinese airline to be listed on New York, Hong Kong and Shanghai stock markets. Currently, it operates a fleet of over 750 aircraft, which is one of the youngest fleets in the world. Moreover, it boasts the largest-scale wide-body fleet with leading commercial and technical models in China, and it is the first Chinese civil airline to support the use of portable electronic devices (PEDs) such as a smartphone onboard.

As a member of the SkyTeam Airline Alliance (SkyTeam), China Eastern boasts an aviation transport network covering 1,036 destinations in 170 countries and regions, providing services for more than 130 million (in 2019). Its passenger turnover ranks top 10 among global airlines. The "Eastern Miles" frequent flyers enjoy the membership rights and interests of SkyTeam's 19 airlines and have access to over 790 VIP airport lounges.

At present, China Eastern has four hub airports in two municipalities - Beijing and Shanghai, and a few regional air hubs in Xi'an, Kunming and other cities. With 111 domestic and overseas branches, it operates businesses covering all provincial capital cities and airports with a passenger turnover of above 10 million. In recent years, China Eastern has launched several new international routes along the Belt and Road, actively building the Air Silk Road to connect the whole world by air.

China Eastern is committed to providing high-quality aviation transport service and developing "smart • cloud aviation". It has been rated for ten consecutive years as Top 100 Most Valuable Chinese Brands by the world's famous brand rating agency - WPP, rated "A" on MSCI ESG ratings for two consecutive years, and inscribed on CCTV's list of 2021 China Top 500 ESG Leading Enterprises. In addition, the Company has received awards and honors at home and abroad for operating quality, service experience, and social responsibility fulfillment, etc.

Fleet structure in 2019-2021

Aircraft Model	2021	2020	2019
B777 series	20	20	20
B787 series	10	10	10
A350 series	11	8	7
A330 series	56	56	56
A320 series	358	336	328
B737 series	290	292	302
ARJ21	7	3	0
Business aircraft	6	9	11
Total	758	734	734

Note: The data of freight aircraft of China Eastern Group's subsidiaries are excluded.


上海
SHANGHAI
CHINA EASTERN

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 7

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

China Eastern's 2021: An Incredible Year in Review

Our Common Memories

National Advanced Collective for Poverty Alleviation

On February 25, 2021, China Eastern was awarded National Advanced Collective for Poverty Alleviation by the CPC Central Committee and the State Council, becoming the first central SOE of civil aviation to win this honor in China.


全国脱贫攻坚先进集体

Officially signing the first C919 aircraft purchase contract

As the world's first launch customer of China's homemade trunk liner C919, China Eastern officially signed a purchase contract of five C919 aircraft in Shanghai on March 1, 2021, becoming the world's first airline to operate C919 aircraft.


CHINA EASTERN
COMAC
C919飞机购机合同签署

Carrying out activities to study the history of the CPC

In 2021, the Company carried out a series of activities to study the history of the CPC, including "music and songs related to the CPC", "Party members' talks of the CPC history", "CPC themed flights", "memories related to the CPC", and "exhibitions on CPC history", etc. Moreover, the campaign of "Doing Practical Things for the Masses" was launched, completing a total of 349 tasks for the sake of our people.



The first stock of Chinese aviation logistics in the mixed ownership reform

On June 9, 2021, Eastern Airlines Logistics (EAL), a subsidiary of China Eastern Group, was listed on the main board of the Shanghai Stock Exchange (SSE), becoming the first stock of Chinese aviation logistics in the mixed ownership reform. Since then, China Eastern has become the first state-owned aviation transport group with two core businesses to go public, i.e., air passenger transport and aviation logistics.



Our debut at TFU

On June 27, 2021, China Eastern operated its first two flights departing from Chengdu Tianfu International Airport (IATA code: TFU) to Beijing and Shanghai respectively, the debut at TFU and a solid step towards supporting the economy of the Chengdu-Chongqing economic circle.


TFU

The highest honor ever awarded

In July 2021, on the occasion of celebrating the 100th anniversary of the founding of the CPC, the *Decision of the CPC Central Committee on Commending Outstanding Party Members, Outstanding Party Building Officials, and Outstanding Primary-level Party Organizations* was released. According to the decision, the Party Committee of China Eastern Airlines Co., Ltd. was awarded Outstanding Primary-level Party Organization by the CPC Central Committee.


CHINA EASTERN
航空股份有限公司党委荣获“全国

Celebrating the 100th anniversary of the founding of the CPC

In 2021, China Eastern Group organized a series of activities to celebrate the 100th anniversary of the founding of the CPC. We organized 27,200 employees into watching the live broadcast of Xi Jinping's speech delivered on July 1, and conducted other activities to study the guidelines of the speech. Moreover, we held the national flag raising ceremony, reviewed the Party admission oath, and provided service guarantee for the celebration activities.


东航集团“新老党员话党史”

Making cash donation to Henan flood relief

On July 22, 2021, immediately after Henan's flood disaster, China Eastern Group donated RMB 20 million to Henan Charity Federation for flood relief and post-disaster reconstruction in Henan.



8 CHINA EASTERN
2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 9

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Rated "A" on MSCI ESG ratings for two consecutive years, ranking 1st in aviation industry

According to the latest environmental, social and governance (ESG) ratings released by the renowned global index provider MSCI on November 30, 2021, China Eastern was rated "A" for the second consecutive year, ranking top in global aviation industry. Among the seven Chinese A-share listed airlines, China Eastern was the only airline to receive "A" on MSCI ESG ratings. On December 3, 2021, China Eastern and nine other central SOEs were included in the first batch of "China ESG Demonstration Enterprises".



"CIIE shopping cart"

On November 5, 2021, China Eastern Group, as a major exhibitor, designated air carrier, purchaser and service provider at the 4th China International Import Expo (CIIE), signed 14 orders offline or online, with the total contract volume of over 1.1 billion US dollars. The volume of contracts with CIIE exhibitors accounted for nearly 70% of the total.



The 2021 North Bund Forum - Parallel Forum 2: International Aviation Forum

On November 4, 2021, China Eastern co-organized the Parallel Forum 2: International Aviation Forum of the 2021 North Bund Forum, to which President Xi Jinping (also General Secretary of the CPC Central Committee) sent a congratulatory letter. On International Aviation Forum, the paths of sustainable development and new models of international cooperation for the industry were discussed and several industry-leading achievements and initiatives were released.



The first full-life-cycle carbon-neutral flight

On October 12, 2021, China Eastern operated the country's first full-life-cycle carbon-neutral flight, removing carbon footprints in the entire life cycle of aviation fuel from the oil field to the air.



Airport transit in Jiaodong

On August 12, 2021, China Eastern operated the first flight to Qingdao Jiaodong International Airport and successfully completed the one-night seamless transit from Qingdao Liuting International Airport to Qingdao Jiaodong International Airport, officially kicking off the transit operation.



Promoting rural vitalization

Amid the pandemic, the Company increased investment in promoting rural vitalization. In August 2021, we organized employees into studying the guidelines of "General Secretary Xi Jinping's important replies*" and promoted the economic development of Lincang; in December 2021, we invited the Party secretaries of border villages in Cangyuan to visit CPC's historical landmarks, winning praise from all walks of life.



Establishing Hainan Branch

On September 16, 2021, China Eastern established Hainan Branch, striving to become the main base airline in Hainan and build the Air Silk Road connecting Hainan Free Trade Port (HFTP) to the world.


中国东方航空海南分公司成立

Releasing a brand-new membership system globally

On September 26, China Eastern released a brand-new membership system of "Eastern Miles" globally. Its newly launched products and services have been widely praised, including the "five highlights", flight credit accumulation, and the newly developed "10,000km mileage product", etc.


中国东方航空全新会员体系正式发

Supporting Chinese to become an official language of IATA

On October 4, 2021, with the convincing application of China Eastern, a member of IATA Council, the 77th IATA annual meeting approved an important resolution, i.e., Chinese becomes the only new official language of IATA within the past 76 years.

* On August 19, 2021, President Xi Jinping replied in a letter of encouragement to the Party secretaries of border villages in Cangyuan County, China.

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 11

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

CSR Performance


全国先进基层党组织
中共中央
二〇二一年六月


2017-2020年度
全国群众体育先进单位


基层理论宣讲先进集体




证书

Award	Issuer
Outstanding Primary-level Party Organization	The CPC Central Committee
National Advanced Collective for Poverty Alleviation	The CPC Central Committee, the State Council
Rated "A" in the Party building performance evaluation for central SOEs (for three consecutive years)	The State-owned Assets Supervision and Administration Commission of the State Council (SASAC)
Rated "A" on MSCI ESG ratings (for two consecutive years)	MSCI
2021 Top 50 Most Valuable Global Airline Brands (8th)	Brand Finance
2021 BrandZ™ Top 50 Globalized Chinese Brands (20th)	Google, WPP, Kantar
2021 BrandZ™ Top 100 Most Valuable Chinese Brands (66th)	WPP, Kantar
"Lingyan" Young Lecturer Group was awarded Outstanding Group for CPC Basic Theory Lecturing.	Publicity Department of the CPC
2017-2020 Outstanding Mass Sports Organization, the 14th Games of the People's Republic of China	General Administration of Sport of China
Central SOEs ESG · Pioneer 50 Index (11th)	SASAC's research group for the *2021 ESG Blue Book of Central-controlled Listed Companies in China*
China's first batch of ESG Demonstration Enterprises	ESG Expert Committee of China Social Responsibility 100 Forum
Top 500 Outstanding Chinese ESG Enterprises (23rd), 1st in transportation sector	Sina Finance ESG Rating Center, CCTV-1 Program - *The Growing of the Great Brand*
2020 Top 500 Chinese Enterprises	China Enterprise Confederation (CEC), China Enterprise Directors Association (CEDA)
2020 Top 500 Chinese Enterprises in Tertiary Sector	China Enterprise Confederation (CEC), China Enterprise Directors Association (CEDA)
2021 Top 100 Chinese Transnational Enterprises and Transnational Index (64th)	China Enterprise Confederation (CEC), China Enterprise Directors Association (CEDA)
Best Airline Cultural and Creative Five-Star Award on Global Airline Meal List	Global NEWS











Award	Issuer
Outstanding Enterprise Award for Shanghai Corporate Social Responsibility Report	Shanghai Federation of Industrial Economics (SFIE)/Shanghai Federation of Economics Organizations (SFEO)
Evergreen Award of GoldenBee CSR Report Honor Roll 2021	GoldenBee Think Tank for *China Sustainability Tribune*
The 100 Micro-movies Celebrating the 100th Anniversary of the Founding of the CPC won the Excellence Award for Social Responsibility Performance.	Bureau of Publicity, the SASAC
The First Prize (video), Second Prize (graph & text), Third Prize (video) of the 4th Central SOE Amazing Stories Competition	Bureau of Publicity, the SASAC; People.cn
The international communication case of China Eastern was selected into the *Case Collection of International Image Building of Chinese Enterprises* (for four consecutive years).	News Center, the SASAC
2021 Top Ten Outstanding Cases of International Image Building for Chinese Enterprises (No. 1)	News Center, the SASAC
The Voice of Generation Z Award and Overseas Most Popularity Award of the Belt and Road 100-Country Micro-video Competition	News Center, the SASAC, Huanqiu.com, and China Public Diplomacy Association
Gold Award for Corporate Brand Communication, Gold Award for Tourism Service and Urban Brand Promotion, Gold Award for Overseas Communication of the 17th China Public Relations Industry Best Practices Competition	China International Public Relations Association (CIPRA)
Best Activity Prize and Best Video Prize of Shanghai Silver Pigeon Award	Information Office of the Shanghai Municipal Party Committee
First Prize (microfilm) and Second Prize (micro video, brand essay) of the 9th National Brand Story Competition	China Association for Quality
Outstanding Organization Award of the 9th National Brand Story Competition	China Association for Quality
First Prize (brand essay, microfilm, micro video) of the 9th National Brand Story Competition (Shanghai)	Shanghai Association for Quality
Top 10 Central SOEs with Best Overseas Communication	The *2020 Central SOEs Overseas Communication Capacity Building Report* is jointly released by New Media Communication Research Center of Beijing Normal University (BNU), China Daily, GMW.cn, and BNU Journalism and Communication Research Center.
The project "Financial Contracts Smart Management System" won Best Innovation Practice Award on the ISIG China Industrial Intelligence Conference.	ISIG China Industrial Intelligence Conference
Panorama Investor Relations Gold Awards - Award for 2020 Outstanding IR Enterprises, Award for Institutions with Best Communication Performance	Shenzhen Panorama Network Co., Ltd.

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 13

Strategy and Governance Corporate Governance 16 Party Building 18 Technological Innovation 18 Anti-corruption 19 Investor Relations 20 Compliance Management 20 Corporate Strategy 21 Risk Management 22 Informatization 22

Message from Chairman About China Eastern China Eastern's 2021: An Incredible Year in Review Strategy and Governance Our Journey Towards Sustainability Pursuing Safety Development Providing Smart Services Advancing Green and Low-carbon Development Creating a Better Life Appendix

Corporate Governance

We believe that good corporate governance is of vital importance to protection and improvement of the Company's value and investor confidence. In strict accordance with the *Company Law of the People's Republic of China, Securities Law of the People's Republic of China, Code of Corporate Governance of Listed Companies* (Announcement No. 29 [2018] of China Securities Regulatory Commission), as well as Hong Kong regulatory rules for securities and other related laws, regulations and provisions, China Eastern has enhanced internal control, information disclosure and insider information, improved its modern legal-person corporate governance structure (Shareholders' Meeting, Board of Directors, Board of Supervisors and General Managers), and formed a coordinated corporate governance mechanism where the system of checks and balances is applied between the governing authority, decision-making authority, supervision authority, and general managers. In line with *Articles of Incorporation*, the Shareholders' Meeting, Board of Directors, Board of Supervisors and General Managers operate independently within the scope of their respective rights and duties. In 2021, the Board of Directors played a critical role in "developing strategies, making decisions and preventing risks". It reviewed 60 proposals on annual financial budget, investment plans and other matters, and conducted research on eight special issues throughout the year. Meanwhile, the Company held the seminar on the training and development of the Board of Directors, clarified requirements and plans for improving the Board, and continuously standardized the operating procedures of the Board.

2021

In 2021, the Company held **3** Shareholders' Meetings, **14** meetings of the Board of Directors, **24** meetings of the special committees, and organized directors, supervisors and senior executives into participating in **12** training sessions on responsibility fulfillment at listed companies.

Board Members

Name	Post
Liu Shaoyong	Chairman, Party Secretary
Li Yangmin	Vice Chairman, General Manager, Vice Party Secretary
Tang Bing	Director, Vice Party Secretary
Lin Wanli	Director
Cai Hongping	Independent Director
Dong Xuebo	Independent Director
Sun Zheng	Independent Director
Lu Xiongwen	Independent Director
Jiang Jiang	Employee Director, Chairman of Labor Union

Governance Framework


Shareholders' Meeting
(Governing Authority)
Shareholders' Meeting
(Decision-making Authority)
Board of Supervisors
(Supervision Authority)
Board of Directors
Nomination and Remuneration
Committee
Board of Directors
Audit and Risk Management
Committee
Board of Directors
Planning and Development
Committee
Board of Directors
Aviation Safety and Environment
Committee
General Manager

Organizational Framework


China Eastern Airlines Co., Ltd.
General Office
Board Office
Human Resources Department
Accounting Department
Planning and Development Department
Legal Compliance Department
The Leading Group Office of
Comprehensively Deepening Reform
Safety Supervision Department
Operation Management Department
Flight Technology Management Department
Maintenance Engineering Department
Audit Department/Supervision and Accountability Office
Security Department
Party Work Department/United Front Work Department
Party Publicity Department /Corporate Culture
and Brand Management Department
Commission of Discipline Inspection Office
Party Committee Inspection Office
Labor Union Office
Directly Subordinate
Agencies
China Eastern Pudong Base Construction and
Operation Headquarters
Construction and Operation Headquarters in
Beijing Daxing International Airport
Subsidiaries
Shanghai Airlines Co., Ltd.
China Eastern Airlines Yunnan Co., Ltd.
China Eastern Airlines Jiangsu Co., Ltd.
Eastern Airlines Technology Co., Ltd.
China United Airlines Co., Ltd.
China Eastern Airlines Wuhan Co., Ltd.
China Eastern Airlines Technology R&D Center Co., Ltd
OTT Airlines Co., Ltd.
Branches
Northwest Branch
Beijing Branch
Shandong Branch
Anhui Branch
Jiangxi Branch
Shanxi Branch
Zhejiang Branch
Gansu Branch
Sichuan Branch
Guangdong Branch
Japan Branch
Xiamen Branch
Hainan Branch
Business units
Shanghai Flight Division
Ground Services Department
Operation and Control Center
Business Committee
Sales Committee
Customer Committee
Chief-on-duty Manager Office
Cabin Service Department
Air Security Management Department
Information Department
Integrated Management Department

Note: We have newly established Hainan Branch.

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 17

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Party Building

In 2021, confronted with the COVID-19 pandemic and the complex international situation, the Party organizations of China Eastern Group followed the guidance of Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era and implemented the guiding principles of the Party's 19th National Congress and all plenary sessions of the 19th Party Central Committee. Adhering to the overarching requirements for Party building and the Party's organizational line in the new era, we continued to improve Party building and converted the political, organizational and mass work advantages of the Party into our strengths in reform and development, ensuring a smooth start of the 14th Five-Year Plan period.

Giving top priority to the political work of the Party, we have strictly implemented the "first issue" system of the Party committee meeting, formulated three important documents such as the *Opinions of the Party Organizations of China Eastern Air Holding Company on Investment Companies' Strengthening Party Leadership while Improving Corporate Governance*, and conducted research on transportation service, COVID-19 prevention and control, Party conduct improvement and anti-corruption, and other important topics. Moreover, we have continuously strengthened primary-level Party building. Through the campaign of "reflecting on" the implementation of the guidelines of the SOE Party building meeting, we have promoted the application of Party branch target management methods, and leveraged Party building brands such as "Blue Sky Party Group" to build a set of scientific, highly efficient SOE primary-level Party building management systems. Besides, we have consolidated the achievements in the development of Party members and backbone officials. In 2021, the Party Committee of China Eastern was awarded Outstanding Primary-level Party Organization; China Eastern Group was rated "A" in the Party building performance evaluation for central SOEs for three consecutive years; and "Lingyan" Young Lecturer Group was awarded Outstanding Group for CPC Basic Theory Lecturing by the Publicity Department of the CPC, becoming the first group to win the honor in China's civil aviation industry.

On the occasion of the 100th anniversary of the founding of the CPC, we have carried out a series of activities to study the history of the CPC and the Party's new thoughts, new philosophies and new judgments, including 93 reading sessions for Party organizations at all levels, over 360 theme-specific Party lectures, and over 1,500 patriotic education activities, etc. At the same time, we have launched the campaign of "Doing Practical Things for the Masses" to test the achievements of studying the history of the CPC, completing a total of 349 tasks for the sake of our people. With these efforts, we strive to build a "heartfelt airline" and convert the achievements of studying the Party's history into effective practices to promote the Company's high-quality development.

Technological Innovation

We have actively promoted the tech company reform demonstration campaign, accelerated the building of technological innovation platforms, and endeavored to create a "China Eastern Model" of technological innovation with the focus on driving high-quality development through S&T innovation. In 2021, the Company consolidated the top-level design and revised seven systems such as the *Regulations of the R&D Center on the Administration of Research Projects*. Meanwhile, the Company accelerated the building of a technological innovation laboratory, completed the site renovation of China Eastern 5G Smart Laboratory and the preliminary design of the Laboratory Incubation Platform, and co-built the Smart Operation Laboratory of Homegrown Civil Aircraft with Commercial Aircraft Corporation of China, Ltd. (COMAC) and Tongji University. In addition, we have promoted the application of the Think Cloud applet to accelerate the transformation of technological achievements and improve technological innovation capability.

2021

In 2021, the R&D Center obtained **11** software copyrights and **2** invention patents, and registered **16** training & teaching works.


国际民航组织首届行业创新论坛
ICAO Industry Consultative Forum
On June 30, 2021, Li Yangmin, General Manager of China Eastern, delivered a speech on the first ICAO Industry Consultative Forum, sharing China Eastern's innovation cases of new technologies and new applications in service, operation, onboard internet, energy saving and environmental protection, etc.



Anti-corruption

2021

In 2021, we held **7** warning education meetings and disclosed **28** violations or illegal conducts detected and punished by discipline inspection organizations at all levels, covering **2,722** people.

China Eastern Group, along with its branches and subsidiaries, carried out anti-corruption education and reminded the staff of keeping integrity. Throughout the year, **1,407** notifications were issued, **49,176** reminder messages and **5,812** reminder emails sent, **23,010** warning education activities held, **3,552** inspections and **138** special rectification actions organized.

China Eastern highlights strict tone to enhance the ability of leading officials against the corruption by establishing the system that ensures its officials do not dare to be, cannot be, and do not want to be corrupt according to the requirements of the *Guiding Opinions of China Eastern Group on Improving the Anti-corruption Risk Control Mechanism for Aircraft Procurement, Guiding Opinions of China Eastern Group on Promoting the Integrated Air Service System in Which Officials 'Do Not Dare to Be, Can Not Be, and Do Not Want to Be Corrupt', Guiding Opinions of China Eastern Group on Regulating Conducts Involved the Airplane, Ticket, Transport, Flight, IT and other aspects to Prevent Conflicts of Interests of the Management, and Guiding Opinions on Rectification and Supervision over Four Issues Concerning Corruption Overseas, Transfer of Interests, Rent Setting and Rent Seeking, and Corporate Property Embezzlement*.

In 2021, we focused on preventing corruption risks that involve the "airplane, ticket, transport, flight, and IT", and continued to tackle pointless formalities, bureaucratism, hedonism and extravagance. We organized a variety of activities such as collective learning, theme-specific training, symposiums and research projects in an effort to realize the standardized, law-based and rule-based disciplinary inspection and supervision. On major festivals and holidays, we sent notifications, short messages or WeChat messages to remind staff of anti-corruption and integrity; we also organized warning education and inspection activities, and continued to promote the integrity culture building campaign. In addition, incorporating the requirements of political inspections into our routine work, we conducted inspections for 12 Party committees of China Eastern, and guided those of subordinated institutions to conduct inspections for 88 primary-level Party organizations. Besides, we organized 40 employees into participating in the training organized by China Academy of Discipline Inspection and Supervision (CADIS), and selected employees to support the work of the inspection teams of the CPC Central Committee, local commission for discipline inspection and local commission of supervision, consolidating and expanding achievements through inspection and rectification.

China Eastern attaches great importance to the protection of whistle-blowers. In accordance with the *Rules of Discipline Inspection and Supervision Organizations to Handle Reports and Accusations* and confidentiality provisions, we regulate discipline inspection and supervision organizations at all levels in reporting violations, guarantee the supervisory power of Party members and the public, and protect the legitimate rights and interests of Party members and officials.

Main measures for anti-corruption and integrity building

Fulfill responsibilities for anti-corruption and integrity

In line with the *Provisions Regarding Implementation of the Accountability System for Improving Party Conduct and Building Integrity*, we urge the leadership of Party organizations and governments at all levels to fulfill their responsibilities for anti-corruption, integrity building and operation management.

Tackle pointless formalities, bureaucratism, hedonism and extravagance

We resolutely tackle pointless formalities and bureaucratism which affect the implementation of the decisions and plans of the Party Central Committee, ignore or infringe on the public's interests, and increase the burden on grassroots officials. We continue to address the practice of hedonism and extravagance which damage the Party's image and upset the public. We also take actions to rectify the practice of illegally accepting or giving bribes, disclose typical cases of violations, and seriously punish all violations detected.

Exercise self-discipline

We intensify the guidance, management and supervision over Party members in positions of leadership, and endeavor to build a workforce with self-discipline. We enhance integrity building in strict accordance with the *Several Provisions on the Integrity of the Leadership of SOEs* and the *Provisions on Reporting Relevant Personal Matters by Leading Officials*.

Have a preference for prevention over punishment

In line with laws and regulations, we detect and punish violations and illegal conducts. At the same time, we disclose typical cases of violations and enhance warning education so as to prevent violations.

Coordinate the efforts on oversight

We coordinate the efforts of all involved to intensify oversight, resolve major problems, and enhance management from the source, covering the departments of personnel management, overall inspection, auditing, disciplinary inspection, legal compliance, etc.

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 19

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix



Investor Relations

According to the regulatory requirements for listed companies, China Eastern discloses information and continuously improves operation compliance. In 2021, we issued 80 announcements in line with the regulatory rules of Shanghai, Hong Kong and New York, covering periodic reports, announcements on major capital projects, announcements on public issuance of corporate bonds, and announcements related to daily related-party transactions, etc. Moreover, we were rated "A" for the eighth year in the information disclose evaluation of the SSE, and won the Gold Prize of the 2021 International ARC Awards for Annual Reports, the Gold Prize of the LACP Vision Award for Annual Reports, and other honors.

We have also built platforms for communication with investors, carried out multi-channel and multi-form investor communication, and improved investor relations management to safeguard the legitimate rights and interests of our investors. In 2021, the Company conducted effective communication with investors through roadshows, teleconferences, emails, the SSE E-interactive platform, and other channels. Throughout the year, we organized or participated in over 30 investor relations activities, organized 175 analysts or investors at home and overseas into joining teleconferences, conducted face-to-face communication with nearly 40 VIP investors, and realized communication with 568 institutional investors.

Compliance Management

Since its inception, China Eastern has always adhered to law-based corporate governance and operation compliance. In strict accordance with national laws and regulations such as *Company Law of the People's Republic of China* and *Guidance on Compliance Management for Central State-owned Enterprises*, as well as the industry code of conduct, we have taken the lead in building the compliance management system and formulated the *Interim Measures for Advancing the Building of a Law-based China Eastern* and *Notice on Further Strengthening the Supervision over Contract Performance amid the COVID-19 Pandemic*. We have conducted the annual evaluation of law-based corporate governance and promoted the building of a law-based China Eastern to safeguard the Company's stable and healthy development. To prevent legal compliance risks involving foreign interests, we have actively participated in legal training activities organized by certain international organizations and the preparation of international civil aviation rules in unremitting efforts to study the international rules of civil aviation. Besides, we try to assign full-time legal personnel to important overseas branches, subsidiaries or institutions.

To build a world-class airline and a happy China Eastern, we have carried out online training on the *Civil Code of the People's Republic of* China and legal training for employees and management personnel at all levels. In building compliance culture, we endeavor to create a compliance atmosphere where everyone and everything are in compliance. Moreover, we advance the institutionalization, normalization and diversification of legal publicity and education. Besides, we hold training sessions for legal personnel to improve their professional skills, and regularly organize employees into joining SASAC legal compliance lectures in an effort to build a team of talented legal personnel with both integrity and ability. In 2021, the Company's review rate of major operation decisions, rules and regulations, and economic contracts reached 100%; no legal dispute occurred involving monopoly and unfair competition.

Corporate Strategy

Grounded in the new development stage, we apply the new development philosophy and create a new pattern of development. On the basis of our performance during the 13th Five-Year Plan period, we clarify the development ideas and goals for the 14th Five-Year Plan period. With high-quality development as the theme, we advance reform and technological innovation, promote intelligent, refined and internationalized development, and accelerate the transformation towards a large-sized leading aviation group in the new era, with the goal of building a world-class airline and a happy China Eastern.

In 2021, China Eastern Group compiled the *Development Plan of China Eastern Air Holding Company during the 14th Five-Year Plan Period* (draft to be reviewed) and held 23 seminars to solicit opinions on the Development Plan. Meanwhile, we conducted field research with priority given to reform and development of the industry and formulated the "3+5" industry development plan, which specifies the development positioning, goals, organizational forms and key tasks of three main businesses and five related sectors.

Our overall objectives by 2025 (the end of the 14th Five-Year Plan period)	We will develop intelligent air transport as the main business, build an aviation industry cluster and innovation platform, and create a worldclass aviation industry group that advocates coordinated development, high quality and efficiency, and ecological protection.
Long-range objectives through the year 2035	We will build a world-class airline and a happy China Eastern, and strive to be one of the global aviation leaders.

Corporate Strategic Path

Intelligent	Refined	Internationalized
Adapting to the trend of digital transformation and intelligent upgrade to build "smart • cloud aviation", and making data a key production factor; promoting the in-depth application of big data to advance reform in the Company's management philosophy, production model, and operating efficiency	Improving total factor productivity and resource allocation efficiency	Internationalization is not only about the region and scope of business operations, but also about work standards

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 21

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Risk Management

Upholding the bottom line thinking, we have taken institutional building as the foundation and system building as the focus to improve the risk control system. We improve risk management measures and the governance system so as to advance modernization of governance, improve risk management and realize high-quality development of the Company. In 2021, we organized approximately 220 risk control personnel at different levels into participating in risk control training in an effort to improve the overall capability of the risk control team. Throughout the year, no major risk incident occurred. The project "Cross-Border Risk Management of Aviation Enterprises" was awarded the benchmark project for key SOEs to enhance corporate governance by the SASAC.

Key measures for risk management in 2021

Conduct risk management in all respects

According to the requirements of the SASAC, we took the lead in evaluating major risks for the Company in 2021. We held risk management seminars, tried to build a classified risk monitoring index system, and regularly tracked risk management and index monitoring updates to ensure that major risks for the Company are controllable and under control.

Enhance specific risk management

Adhering to the problem-oriented and risk-oriented approach, we conducted audit and supervision over major issues that affect the Company's business development, and organized various risk specific audits on key businesses, key issues, and major operations, to promote high-quality development of the Company.

Steadily promote internal control evaluation

With the working principles of "making evaluation and rectification for improvement of internal control", we established a leading group and a working group for internal control evaluation, formulated the working plan for the 2021 internal control evaluation, and enhanced inspection and supervision over risk control in unremitting efforts to improve the internal control system of the Company.

Continuously enhance internal control

We intensified the building of risk management culture and tried to incorporate basic requirements of risk management such as risk evaluation and risk prevention into the implementation of major tasks. Meanwhile, we raised the staff's awareness of risk management, improved the risk internal control system, and nurtured a compliance culture where everyone at China Eastern exercises self-discipline.

Informatization

With the belief that "digitalization is the highest form of airlines", China Eastern implements a series of decisions and plans of the country on building up strengths for digital economy, applies information technology in production & operation, corporate governance and customer experience, etc., and deploys digital approaches to support the high-quality development of the Company.

In 2021, we focused on the top-level design plan for digital transformation, prepared the sub-plan for informatization during the 14th Five-Year Plan period, and continued to improve the Company's cybersecurity management system framework. Moreover, we worked on data compliance and value evaluation, and built new business scenarios and processes through digital transformation. Apart from further applying IT in business scenarios, we accelerated the development of intelligent marketing service, intelligent and safe operation, and refined corporate governance, making integrated efforts to promote the Company's digital transformation. Besides, we released our self-compiled version of the first data value evaluation report and launched the aviation resource database product, which was listed on the first operation day of Shanghai Data Exchange, contributing to the development of smart aviation.

In advancing informatization, we adhere to the innovation-driven development and pay attention to the protection of intellectual property (IP) rights and patents. In line with laws and regulations such as *Trademark Law of the People's Republic of China* and the *Patent Law of the People's Republic of China*, we have formulated and issued the *Measures on the Management of Trademarks* to standardize the management of the Company's IP and brand image. Moreover, we have established IP certification channels and regularly conducted IP infringement investigation. By the end of 2021, we had obtained over 100 software copyrights and applied for over 10 patents (including patents granted and patents pending).

- The *"Data inventory, Data standardization, Data evaluation and Data application" Governance Model of China Eastern* was awarded the Benchmark Model for Key SOEs to Improve Management by the SASAC.
- *Advancing Digital Transformation with "Data inventory, Data standardization, Data evaluation and Data application" Governance Model of China Eastern* was inscribed on the list of outstanding cases of central SOEs in cybersecurity and informatization during the 13th Five-Year Plan period.
- *Exploring the Work Pattern for Data Management Positions* won the 2021 DAMA China Data Governance Innovation Award.

22 CHINA EASTERN

Key measures to improve informatization

Digital Party building

- We have built the VR Exhibition Hall of China Eastern Patriotism Education Base, which is part of SOEs' Party building efforts under the leadership of SASAC Party Committee.
- We have established the China Eastern Grand Bazaar for Poverty Alleviation, which realizes the purchase and order query of poverty-alleviation products via China Eastern Application.

Intelligent marketing service

- China Eastern Applet has been launched in a few channels including xuexi.cn, which creates the WeChat Logo scanning skip function and integrates 11 core functions such as flight information push notification.
- We support commercial operation of Wi-Fi products, realize combination of points and cash for deductible payment in offline retail scenarios, and build a new scenario of China Eastern' s points ecology.
- Regarding data as the key factor, we focus on algorithm optimization in marketing, service and other fields, integrate emerging digital technologies, and advance informatization to launch a variety of air travel products, speeding up the implementation of the Company's digital transformation.

Intelligent and safe operation

- The flight planning module of the new generation operation control system has been officially launched at China Eastern, realizing the early aviation permit assessment based on domestic and international notices and weather restrictions.
- Relying on the tripartite working mechanism with CAAC East China Air Traffic Management Bureau and Shanghai Airport (Group) Co., Ltd., we promote the construction of digital apron and have basically realized the integration of high-precision airport maps and airline production data.
- The Aircraft Ground Collision Avoidance and Warning Project is selected as a civil aviation safety capacity building project and receives special funding support from the CAAC.

Refined corporate governance

- We have built up the capability of business operation and financial analysis, and formed an improved closed loop covering data collection, problem analysis and business improvement.
- We have built a company-wide regulatory indicator reporting system and realized dynamic monitoring of regulatory indicators, forming a 56-theme optimized regulatory indicator database.
- We have issued the first fully digital electronic invoice in China's civil aviation industry, realizing a direct channel of taxation between the Company and the State Taxation Administration.
- The project "Financial Contracts Smart Management System" realizes financial information sharing and management & control through the smart review capability platform, receiving Best Innovation Practice Award on the 2nd ISIG China Industrial Intelligence Conference.
- We have built a COVID-19 prevention & control information platform for all at China Eastern and developed an online, non-contact visitor management system.


QNH 1013

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 23

Our Journey Towards Sustainability Flights for Sustainability 26 Materiality Management 27 Stakeholder Engagement 30

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Flights for Sustainability

Sustainability Journey

CSR Philosophy

Caring for employees, putting customers first, satisfying shareholders, and earning the public's trust

Corporate Strategy

Build a world-class airline and a happy China Eastern

Management Approach

Sustainability background analysis, material topic management, stakeholder engagement

Organizational System

Senior management
Formulating and reviewing CSR policies

Intermediate management
Formulating and managing CSR policies

Primary-level units
Implementing CSR measures

Advantages of China Eastern

- As one of the three largest state-owned airlines in China, China Eastern boasts one of the world's youngest fleets and ranks top ten in terms of transportation scale among global airlines. The Company ranks top in terms of several operating indicators in global aviation industry.
- To build a world-class airline and a happy China Eastern, China Eastern advances reform and technological innovation, promotes intelligent, refined and internationalized development to accelerate the transformation towards a large-sized leading aviation group in the new era.
- We align our efforts on energy saving and ecological protection, carbon peak and carbon neutrality. To this end, we join hands with all walks of life to publicize China's plan, standards of civil aviation industry and China Eastern's assertion on energy conservation and carbon reduction, helping win the battle against pollution with high-quality development and sustainability.
- We actively fulfill our responsibilities as a central SOE to effectively support rural vitalization.
- We implement the strategy of strengthening the Company by training competent personnel, unveil a new stage for talent development, and convert talent advantages into development strengths.

Sustainability Background

- The United Nations has officially launched the Decade of Action towards achieving the SDGs by mobilizing more governments, civil society, businesses and calling on all people to make joint effort for the Global Goals.
- China pursues innovative, coordinated, green, inclusive and sharing development, promotes high-quality economic development, and fully implements the 2030 Agenda for Sustainable Development.
- The SASAC attaches great importance to CSR fulfillment of central SOEs. Through collecting outstanding CSR cases from enterprises and providing CSR trainings, the SASAC actively mobilizes central SOEs to fulfill social responsibility.
- Sustainable transportation is directly related to several goals of the 2030 Agenda for Sustainable Development. It promotes China to build up its strength in transportation.
- Responsible investment has attracted increasingly more attention from the capital market. The SASAC encourages SOEs and central SOEs to play exemplar role in ESG system building to build or improve the environmental, social and governance(ESG) system.

Focus Areas of Sustainable Development of China Eastern

Promoting Interconnectivity | Addressing Climate Change | Implementing Rural Vitalization through Aviation


8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
17 PARTNERSHIPS FOR THE GOALS
13 CLIMATE ACTION
1 NO POVERTY

Materiality Management

Reflecting on Previous Material Topics and Identifying Material Topics in 2021

Based on the material topics analyzed in the 2020 CSR Report of China Eastern, and taking into account internal and external feedback from stakeholders during the reporting period, we add important topics, highlight and refine core topics to provide reference for the analyses of material topics in 2021. In 2021, we analyzed the trend of social responsibility reports released at home and overseas, benchmarked against the sustainability requirements and practices of the aviation industry, identified and analyzed material topics in line with standards and rules such as GRI Standards and the *Environmental, Social and Governance Reporting Guide issued by the Stock Exchange of Hong Kong Ltd.*

Topic Evaluation

In line with the principles of materiality and stakeholder engagement, we prioritized the material topics to be analyzed. In 2021, we collected 77 pieces of feedback from the management and primary-level employees through questionnaires, surveys, interviews and other forms, and adjusted the list of material topics to be analyzed. According to the feedback, we summarized the scores of all respondents for the importance of topics. Then, we prioritized the topics in terms of importance to stakeholders and importance to the Company, obtaining the preliminary evaluation results of material topics.

Topic Verification

Based on the Company's strategy and business policy, we reviewed the preliminary evaluation results of material topics, sorted out 20 material topics that are more important to the Company and stakeholders, and assigned priority levels to them.


Higher
Importance to stakeholders
Aviation Safety
Passenger Health and Safety
Passenger Experience Improvement
Flight Punctuality
Customer Privacy Protection
Product and Service Innovation
Internationalized Development
Occupational Health and Safety
Special Passenger Service
Compliance Operation
Rural Vitalization
Addressing Climate Change
Engaging in Local Communities
Special Passenger Service
Sustainable Utilization of Resources
Working Conditions and Labor Protection
Pollution Prevention and Control
Sustainability Value Chain
Diversity and Equal Opportunities
Training and Development
High
Importance to company development
Higher

Materiality Matrix

China Eastern 2021 Corporate Social Responsibility Report focuses on collecting and disclosing information about the management methods and indicators for the aforementioned 20 material topics. For topics with no available management or performance information, we regard them as the space of improvement in CSR management. In future reporting period, we plan to establish a CSR management and information collection mechanism in order to improve CSR information disclosure quality.

26 CHINA EASTERN
2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 27

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Material Topic	GRI Topics	Progress in 2021	Plan for 2022
Compliance Operation		• Conducted the annual evaluation of law-based corporate governance • Carried out online training on the Civil Code of the People's Republic of China and legal training for employees and management personnel at all levels • Held training sessions for legal personnel to improve their professional skills	• Improve the system of rules and regulations and build a hierarchical, classified institutional system framework for China Eastern • Continuously improve the compliance management working mechanism and system • Carry out legal training for employees and management personnel at all levels in line with the requirements of the eighth five-year plan for increasing public knowledge of the law
Aviation Safety		• Issued manuals such as *the Measures for the Administration of Work Safety* and *the Regulations on Safety Management of High-Altitude Airport Operation* • Conducted hidden danger investigation and management with the focus on "five aspects" • Carried out cultural training to foster safety culture	• Promote system construction and improve security governance capabilities • Continue to strictly organize production and strengthen the management and control of operation process
Passenger Health and Safety	GRI 416 Customer Health and Safety	• Strictly implemented the "SAFE520" Safety Work Method • Enhanced in-flight catering quality management • Formulated and released *the Passenger Injury, Illness and Death Emergency Response Plan of China Eastern Air Holding Company*	• Pay attention to COVID-19 situation updates and continuously optimize relevant prevention & control procedures for passengers • Enhance in-flight catering quality inspection and control
Occupational Health and Safety	GRI 403 Occupational Health and Safety	• Cared for employees' psychological health • Implemented the four-pronged overseas medical care guarantee system	• Continuously improve the Company's public health system and build the disease prevention and control system
Flight Punctuality		• Continue to improve the Office of Customer Service (OCC) manual system • Developed the flight delay pre-decision system • Improved the flight ground support management system (MU Communication, MUC)	• Conduct flight delay rating and flight punctuality evaluation to reduce flight delay rate
Special Passenger Service	GRI 416 Customer Health and Safety	• Issued *the Service Standards for Courtesy Service Zone* and *the Guide on Air Travel Senior Assistance* • Issued *the Service Manual for Passengers with Disabilities*	• Launch "China Eastern Care" products and measures to improve special passenger service
Passenger Experience Improvement		• Innovated a variety of air travel products to improve travel experience • Optimized cabin service and innovated catering products • Provided customized service and developed travel scenarios	• Further improve individual services and establish a product management & service innovation management mechanism • Launch a special action of service improvement for cockpit and cabin
Product and Service Innovation	GRI 417 Marketing and Labeling	• The first in the industry to create the "10,000km mileage product" • Launched the "OK to Travel" service, the "Easy Boarding" service, the "one-stop service package" and other services • Released a brand new membership system globally • Launched 33 Air Express lines with brand new standards • Set up courtesy service zones such as courtesy counters and developed "Sign Language Application" • Launched the "Easy Ticket Refund" product • Launched the Referral Program to incentivize the membership of China Eastern	• Explore a new model of marketing service and draw on digitization to guarantee service during the flight • Improve new technology application and optimize passenger experience of smart transportation
Customer Privacy Protection	GRI 418 Customer Privacy	• Issued *the Personal Information Protection Manual of China Eastern Airlines Co., Ltd.* and *the Regulations of China Eastern Airlines Co., Ltd. on Customer Data Use Management* • Established the Passenger Information Protection Committee • Conducted research on personal information protection and completed the personal information protection rectification project	• Step up efforts on protecting passengers' personal information and raise employees' awareness of passenger information protection
Internationalized Development		• Improved the code-sharing route network and actively participated in the work of IATA and SkyTeam • Deepened cooperation with SkyTeam and other cooperation partners	• Gradually resume bilateral cooperation in the international market and at the right time, resume, promote, and further cooperation on code-sharing flights with other airlines • Resume the joint operation cooperation mechanism with Air France-KLM and Qantas; resume bilateral cooperation with Japan Airlines
Addressing Climate Change	GRI 305 Emissions	• Issued *the Appraisal and Management Measures of China Eastern Airlines Co., Ltd. for Energy and Environmental Protection Responsibility Performance (2021 Edition)* and *the Ecological Protection Checklist of China Eastern Air Holding Company* • Participated in the market-based emission reduction mechanism and international efforts on climate governance • Launched the full-life-cycle carbon-neutral petroleum project and operated the country's first full-life-cycle carbon-neutral flight • Initiated the flight refined management for weight reduction and fuel saving	• Keep track of global climate governance, green development updates, and industry initiatives • Continue to improve the energy environmental protection system • Conduct policy research on sustainable fuels and explore the industrial feasibility of sustainable fuels • Plan to formulate and release *the Research Report on the Path of China Eastern to Achieve Carbon Peak and Carbon Neutrality and the Green and Low-Carbon Development Action Plan*

Material Topic	GRI Topics	Progress in 2021	Plan for 2022
Pollution Prevention and Control	GRI 306 Effluents and Waste	• Replaced outdated, high energy-consuming electromechanical equipment • Implemented the effluent discharge permit system • Promoted the work on limiting plastic use	• Continue to implement the requirements of pollution prevention & control policies and conduct inspections at all levels • Promote the construction of energy environmental protection system and related functional institutions
Sustainable Utilization of Resources	GRI 302 Energy	• Conducted research on plastic restriction policy and related industry standards, and promote the implementation of plastic restriction work • Carried out company-wide ecological protection inspections • Promoted the "paperless" smart travel project and the application of Electronic Log Book (ELB)	• Promote resource utilization efficiency • Embark on domestic plastic-restricted flights and follow the latest policies on plastic restriction • Continue to promote the application of new energy vehicles (NEVs)
Sustainability Value Chain		• New suppliers are required to sign *the Suppliers' Letter of Commitment to Social Responsibility* and *the Suppliers' Letter of Commitment to Integrity* • Improved the Company's regulations on internal distribution channels and *the Domestic Air Passenger Transport Sales Agency Agreement*	• Sort out the supplier system and implement the compliance commitment clause • Implement green supply chain management
Rural Revitalization	GRI 413 Local Communities	• Assigned 12 outstanding Party branches of China Eastern's primary-level units to be paired with 12 local village-level Party branches in Cangyuan and in Shuangjiang to promote Party building and poverty alleviation • Invited scholars from renowned universities across the country to carry out training for local primary-level officials, industry leaders and technical personnel • Coordinated the Bee Research Institute(BRI), Chinese Academy of Agricultural Sciences (CAAS) to establish a test station in Cangyuan, which is supported by BRI experts • Coordinated Shanghai Xuhui District Hospital to help Cangyuan Va Autonomous County People's Hospital work on the "Cloud Hospital" remote diagnosis and treatment project	• Help local government to tackle the "two worries and three guarantees" and forestall a large-scale reemergence of poverty • Promote rural revitalization through organizational construction: Further improve pairing work on joint Party building and poverty alleviation in impoverished areas • Promote rural revitalization through talent development: Invite scholars from renowned universities across the country to carry out training for local primary-level officials, industry leaders and technical personnel • Promote rural revitalization through industrial development: Continuously support the bee industry in Cangyuan • Take into account "the requirements of the CPC Central Committee, local needs, and the capability of the enterprise" to continuously carry out cultural and ecological revitalization
Diversity and Equal Opportunities	GRI 405 Diversity and Equal Opportunity	• Female employee care: Revised *the Collective Contracts of China Eastern for Female Employees' Rights and Interests Protection* • Continued recruitment of foreign and minority employees	• Improve the employee assistance system and specific assistance measures for female employees and other group
Working Conditions and Labor Protection	GRI 408 Child Labor	• Made arrangements for employee vacation leave • Set up the employee recuperation system • Improved the plan for "Doing Practical Things for the Masses"	• Promote the building of a happy China Eastern by refining the management of the "Happy China Eastern" Employee Wellbeing Credit System • Keep addressing the issues that concern employees • Improve the contract management system to protect employees' legitimate rights and interests
Training and Development	GRI 404 Training and Education	• Completed the 5th recruitment of Swallow Program backup talents • Established post-specific gradual promotion channels according to the post system	• Enhance employee training and engagement • Improve the talent echelon system
Special Flight Guarantee	GRI 413 Local Communities	• Strengthened internal and external collaboration, and improved flight guarantee and service innovation • Guaranteed major air transport tasks	• Enhance internal and external coordination to improve operation coordination, diversion guarantee and emergency response
Engaging in Local Communities	GRI 413 Local Communities	• Continued to carry out "Love in China Eastern" volunteer projects • Launched the "Physician Alliance" project • Provided volunteer service for large-scale competitions such as China International Import Expo(CIIE), North Bund Forum, and National Games of the People's Republic of China	• Implement the "Love in China Eastern" social care promotion plan • Develop volunteer service projects to support rural revitalization and green development • Organize the renewable textile recycling activity in the "Love in China Eastern Low-Carbon Action"

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 29

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Stakeholder Engagement

To keep stakeholder engagement, we identify and respond to the concerns of stakeholders based on the regular communication and supervision mechanism, and further build a closer relationship with them. At the same time, we focus on key issues concerned by stakeholders and constantly improve management in order to better respond to their expectations.

Stakeholder		SASAC	CAAC	Local governments	Stock exchanges/ investors	Customers	Employees	Peers/industry associations/airports	Dealer /suppliers/other partners	Communities/ nonprofit organizations	Media
Main Topics		·International development ·Addressing climate change ·Rural revitalization ·Community engagement	·Aviation safety ·Flight punctuality ·Improvement of passenger experience ·Addressing climate change ·Supporting industrial development	·Compliance operation ·Addressing climate change ·Pollution control ·Sustainable utilization of resources ·Community engagement ·Rural revitalization	·Operating performance ·Risk management ·Compliance management	·Flight punctuality ·Product and service innovation ·Improvement of passenger experience ·Customer privacy protection ·Passenger health and safety ·Special passenger service	·Occupational health and safety ·Employee training and development ·Diversity and equal opportunities ·Working conditions and social security	·Compliance management ·Flight punctuality ·Supporting industrial development	·Compliance management ·Risk management and control ·Sustainability value chain	·Pollution control ·Community engagement ·Rural revitalization	·Compliance management ·Product and service innovation ·Improvement of passenger experience
Engagement	Communication	·Working conference ·Regular report	·Working conference ·Issuance of notices	·Routine communications ·Working conference ·Government-enterprise partnership	·Company announcements ·Shareholders' meetings ·Performance roadshows	·Membership activities ·Customer hotline ·Weibo and WeChat online platforms	·Staff congress ·Online exchanges, seminars ·Training, competing for positions	·Communication conferences ·Exchanges among the peers	·Project cooperation ·Routine business communications ·Business meetings and negotiations	·Voluntary services ·Community project cooperation	·Media interview ·Interactive new media
	Supervision	·Business assessment ·Inspection tour	·Supervision and check ·Operational guidance	·Submission of statistical reports	·Regular information disclosure ·Independent directors ·Auditing system	·Customer satisfaction survey ·Customer complaints management	·Internal supervisors ·Service satisfaction survey ·Trade unions	·Social supervision ·Supervision / review	·Reporting mechanism ·Auditing/assurance	·Social supervision	·Media supervision
Response		·P53 ·P56 ·P70 ·P73	·P34 ·P44 ·P47 ·P56 ·P53	·P20 ·P56 ·P60 ·P62 ·P73 ·P70	·P76 ·P22 ·P20	·P44 ·P47 ·P47 ·P52 ·P38 ·P46	·P40 ·P67 ·P68 ·P67	·P20 ·P44 ·P53	·P20 ·P22 ·P63	·P60 ·P73 ·P70	·P20 ·P47 ·P47

30 CHINA EASTERN

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 31

Upholding Aviation Safety 34 Safeguarding Passenger Health 38 Caring for Employee Health and Safety 40 CHINA Pursuing Safety EAS Development As one of the key factors in people’s livelihood, safety is an important prerequisite for meeting people’s aspirations for a better life. We regard safety as the cornerstone of high- quality development and spare no effort to safeguard every flight. TERN

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Upholding Aviation Safety

Holding to the bottom line of civil aviation safety, we have zero tolerance for potential safety hazards. We strengthen responsibility fulfillment and step up efforts to improve work safety.

2021

We operated safe flights for

1.75 million hours

a year-on-year increase of

13.18 %

Number of safe flights

755,700

a year-on-year increase of

12.44 %

Incident Rate per Ten Thousand Hours


0.041
0.044
0
2019
2020
2021

Improving the Safety Management System

China Eastern aligns itself with the *Civil Aviation Law, Civil Aviation Safety Management Regulations* and other laws and regulations on safety, as well as the work safety guidelines of "safety first, prevention as a priority, overall governance, and continuous improvement". We have issued the *Measures for the Administration of Work Safety and the Regulations on Safety Management of High-Altitude Airport Operation* to further clarify division of duties and functions for safety management in six areas such as flight safety, air defense safety and ground safety. Furthermore, we have revised the Safety Management Manual, Ground Safety Management Manual, Security Emergency Response Plan and other regulations to improve the safety management system in all respects.

Meanwhile, the Company adopt a problem-oriented approach to build a long-term and highly efficient work safety mechanism. The Company have developed the "4+1" work safety checklist and conducted safety inspections to timely detect and rectify potential safety risks and unstable factors, intensifying the work safety governance system. In 2021, we completed 186 safety audits, 1,263 on-site inspections and 22 special inspections.



Enhancing Risk Control

China Eastern continues to work on the management of "ten major risks". While upgrading the safety performance management system, China Eastern has set up correlation between performance indicators and risk early warning. Adhering to the principles of eliminating hidden dangers and handling risks and root causes, China Eastern has conducted hidden danger investigation and management with the focus on "five aspects" to promote the three-year risk inspection and work safety improvement campaign, striving to prevent or resolve safety risks from the source. Taking safety inspection as an indispensable approach of routine inspection, China Eastern try to detect and correct safety deficiencies in an effort to help operating units to improve safety management.

2021

Number of problems detected and corrected

235

Number of potential safety risks removed

325



Improving Safety Guarantee Capability

As a safety gatekeeper, China Eastern enhance safety responsibility fulfillment (for life, regulations and responsibilities). Relying on science and technology, China Eastern conduct education and training activities to develop safety work teams and enhance safety culture publicity, intensifying safety guarantee in all respects.

34 CHINA EASTERN

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 35

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix



Safeguarding Flight with Digitization

China Eastern deploy the self-developed MU Safety Analysis Platform (MSAP) to provide reliable big data tools and interfaces for safety guarantee. Moreover, China Eastern has further extended the scope of big data application and developed a series of technologies to provide targeted, precision and differentiated data analysis and decision-making support for flight safety guarantee. The newly developed technologies of China Eastern include the pilot fatigue management system, the new-generation electronic flight bag (EFB) system, digital management of flight instructor qualification, and mixed reality (MR), etc.

Improve pilot cockpit experience to make flight safer and more efficient

In 2021, China Eastern launched the new-generation electronic flight bag (EFB) system and integrated it into an application that takes pilot flight schedule as the main task, forming a system platform empowering easy flight and trackable management. Furthermore, China Eastern realized precision push and convenient use of related flight schedule reminder by digital means, effectively improving flight safety management. All these efforts aim to make progress in digital transformation of cockpit operation.



A pilot uses the electronic flight bag (EFB) system to check related flight details.

2021

Number of aircraft maintenance basic skills training programs

20

Number of operation control basic question banks

4,000+

Enhancing Pilot Safety Training

At China Eastern, the pilot life-cycle management (PLM) project is launched in full swing. We have developed aircraft maintenance basic skills training programs, built operation control basic question banks, and held the flight theory lecture and captain training session under the theme of "human factors and aviation safety". With these efforts, China Eastern aim to improve pilots' capability and flight safety awareness for continuous flight safety.

Cementing Air Defense

China Eastern has issued the *Work Plan of China Eastern Air Holding Company for Safe Civil Aviation during the 14th Five-Year Plan Period, Collection of Safety and Security Emergency Response Plans* and other documents in an effort to advance the construction of Safe Civil Aviation. In line with these regulations, China Eastern improve management, governance system and governance modernization for safety and security emergency response.

Creating a Safety Culture Atmosphere

Focusing on the construction of "three fundamentals" (grassroots, foundation, basic skills), China Eastern actively organize training on Work Safety Law and natural disaster (e.g., typhoon, flood) response drills and participate in safety publicity video collection and competition, "Work Safety Law knowledge contests" and other activities. In doing so, China Eastern aim to improve employees' safety governance capability and guide them to establish the bottom line thinking and safeguard the red line of safety. In addition, China Eastern continue to carry out safety education at China Eastern with "safety responsibility fulfillment for life, regulations and responsibilities" as the core, organize safety training for the "Three-Leader" team (Captain, Chief Steward and Group Leader), and incorporate the safety philosophy into daily work of employees, striving to improve employees' awareness to follow safety rules and regulations.

2021

Number of participants in safety education and training activities approx **2,200**

Number of voluntary reports on safety information

36,814

a year-on-year increase of

25.87 %

Number of emergency drills

562

China Eastern crew's professional operation of aircraft maintenance

On April 23, 2021, a photo of China Eastern crew's aircraft maintenance operation began to spread on the Internet, along with a sample diagram of standard manual operating procedures for the same maintenance project. According to the manual, the maintenance personnel of China Eastern conducted structural examination of the reverse flow baffle plate of the 787 Aircraft in an effort to ensure better deceleration and shorten taxiing distance to prevent the airplane from rolling off the runway due to high speed.





36 CHINA EASTERN

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 37

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Safeguarding Passenger Health

With awe to life, China Eastern ask all employees to sign the letter of safety responsibility fulfillment and prioritize passenger safety, food safety, first-aid service and other aspects to safeguard passengers' life and health, so that every passenger of China Eastern flight can feel assured and enjoy good health.

Main measures of China Eastern to safeguard passengers' safety and health

Passenger Safety

- We implemented the "SAFE520" Safety Work Method.
- We improved the cabin turbulence risk prevention system and incorporated route turbulence forecast and real-time turbulence warning into the flight attendant electronic system.
- We refined turbulence handling instructions to reduce turbulence impacts on passengers and flight attendants.

Food Safety

- We formulated and issued the *In-flight Catering System Standard and Quality Control Response Mechanism* and the *In-flight Catering Standard and Routine Quality Control Mechanism*, realizing systematic and process-based closed loop management.
- We conducted on-site quality inspections of in-flight catering.
- We improved the system automation function to spot-check daily in-flight catering, realizing full coverage of in-flight catering supply and guarantee institutions.
- We conducted investigation into problem clues, provided feedback and handled them properly, implementing effective control over in-flight catering quality.

Emergency Medical Service

- We formulated and released the *Passenger Injury, Illness and Death Emergency Response Plan of China Eastern Airlines Co., Ltd.*, clarifying the emergency response standards for passengers with China Eastern flights.
- Our medical staff participated in the first-aid orientation and training, which was organized by Shanghai Medical Emergency Center.
- We launched the "Physician Alliance" project to provide timely and effective medical assistance to passengers.

2021

Number of injuries caused by turbulence

0

Number of on-duty medical experts with China Eastern flights

14,000+

Number of medical rescue activities held by medical experts at the departure hall, cabin and other sites nearly **30**

The Company with Shanghai Volunteer Physicians League to safeguard passengers' health

On June 15, 2021, the Company signed a strategic cooperation agreement with Shanghai Volunteer Physicians League to improve volunteer service for cabin medical rescue, build a strong volunteer team for in-flight medical service, and conduct other volunteering activities, seeing that passengers enjoy safe flight and higher first-aid service during flight. This practice also contributes to the improvement of medical emergency capability for society.


战略合作签约仪式

China Eastern signed a strategic cooperation agreement with Shanghai Volunteer Physicians League.





38 CHINA EASTERN

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 39

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Caring for Employee Health and Safety

At China Eastern, we care for the health and safety of every employee. Centering on medical services, public health services and occupational health services, we provide medical support, health & safety training and EAP services for employees to help them prevent occupational health and safety risks in different positions. In doing so, China Eastern protect the (physical and mental) health and safety of employees and prevent or ease negative occupational impacts on employee health and safety.

Major measures of China Eastern to safeguard employee health

Medical and Health Services

- We provided employees with diagnosis and treatment services for common diseases, frequently-occurring diseases, chronic diseases and acute diseases.
- We formulated emergency response plans and set up 24-hour pre-flight emergency response medical teams at Pudong and Hongqiao airports.
- We cooperated with Shanghai Dongfang Hospital and Xuhui District Central Hospital to carry out Internet hospital service projects and promoting the construction of "Cloud Clinic" service station at the Home of China Eastern.

Public Health Service

- We disseminated healthcare knowledge to ground staff, pilots, flight attendants and new recruits, etc.
- We provided the targeted program of medical examination for ground staff.
- We arranged medical examination for flight attendants in line with the *Regulations on Civil Aviation Personnel Medical Certificate Management (CCAR-67FS-R2)*.
- We implemented the *Rules of Operations Certifications for Large Air Carriers Engaged in Public Air Transportation (CCAR-121-R5)* to reduce crew fatigue caused by flight schedule adjustments.

Occupational Health Service

- Taking into account the results of the annual medical examination, pilots' health status and clinical manifestations, we formulated the illness risk assessment and health stratified management system, and adopted measures to improve pilot health.
- To provide psychological counseling for our staff, we improved EAP services, established the COVID-19 Response Psychological Counseling and Intervention Team, formulated the *Guidelines on Psychological Intervention for Employees*; Moreover, we developed a series of micro-courses on "Improving Employees' Psychological Immunity" and launched the EAP care program for flight attendants in quarantine after flight.
- We purchased commercial medical insurance for employees to reduce their medical expense burden, covering medical insurance for our employees, medical insurance for employees' children, critical illness medical insurance, hospital allowance, etc.
- We intensified COVID-19 prevention and control in overseas institutions.
- We promoted the construction of the four-pronged overseas medical security system and developed the Kangqiao Interconnection (One Earth One Health) APP to connect all our overseas institutions in the system.



On January 29, along with other members of the management, Vice Party Secretary of China Eastern Party Committee Tang Bing (first from the right) attended the unveiling ceremony of China Eastern Employee Gymnasium, which is located at the Home of China Eastern.

2021

Hours of our employees participating in EAP consultation

360

"I'm very fortunate to participate in the Psychological Empowerment Camp, which provides psychological counseling for flight attendants who need to be in quarantine for 14 days. The Camp courses teach us how to relieve anxiety and stress. In the fortnight, we also use some tips that we have learned from the courses to adjust our mindset, so that we enjoy ourselves in quarantine days. I'd like to express gratitude to the lecturers and the Company for their insightful lectures and heartfelt care.

Ju Bowen, an employee from China Eastern

China Eastern launches the EAP care program for flight attendants in quarantine after flight

Since January 1, 2021, China Eastern has launched the EAP care program for flight attendants in quarantine period after flight. China Eastern build psychological care groups and invite experts to hold micro-lectures and interactions to mentally support flight attendants in quarantine. By the end of 2021, the EAP care program had reached a 100% coverage to alleviate flight attendants' psychological stress.


心理游戏坊
12月1日
14:00
2021年12月1日14:00-15:00





Promoting scientific, standardized and normalized crew fatigue management in China

In December 2021, the results of the project "Theories, Domestic and Foreign Policies, Software Development and Application Exploration of Pilot Fatigue Risk Management System (FRMS) based on Biomathematic Model Theory" which is a cooperation project between the R&D Center and Tsinghua University, were officially released. The research project has filled the gap in reliable theoretical guidance and mature implementation methods for detecting real-time flight fatigue in China. The research results of the project have not only helped the Company know pilot status, better prevent flight fatigue and safeguard crew safety while ensuring flight safety, but also provided theoretical support for building a standard of China's civil aviation for international crew fatigue management.



A China Eastern pilot wearing the "multi-modal wrist strap tester"

40 CHINA EASTERN

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 41

Guaranteeing Flight Punctuality 44 Providing Heartwarming Service 45 Improving Travel Experience 47 Protecting Customer privacy 52 Contributing to Industrial Development 53 Providing Smart Services Adhering to the mission of “People’s Airlines for the People”, China Eastern always pay attention to the needs and expectations of passengers, develop air transport scenarios, and improve airline services. While focusing on the R&D and innovation of products and services, we strive to provide high-quality smart services for customers to meet their aspirations for better air travel experience.

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Guaranteeing Flight Punctuality

Flight punctuality rate not only affects the travel experience of passengers, but also matters to the improvement of aviation operation efficiency and service quality. To this end, China Eastern continuously optimize flight punctuality management process to improve flight punctuality in strict accordance with relevant regulations such as CAAC's *Several Measures for Optimizing Flight Schedule and Improving Flight Punctuality Rate*.

Relying on flight punctuality assessment and the national traffic system, China Eastern mobilize Production Command Center and local command centers to play their roles in decision-making support and resource coordination, forming a grid production command system. On the one hand, we unify standards for handling different abnormal situations, form scientific and rational indicators for flight punctuality assessment, and prioritize the monitoring of highly delayed flights and important flights. After making multi-dimensional analysis of weak links of each terminal, we rectify the deficiencies in real time. On the other hand, we sort out and improve the flight deployment process, promote the implementation of the deployment mode that prioritizes "aircraft type and flight execution & management", and enhance the capabilities of dynamic flight management, air traffic control coordination and production command, so as to better ensure flight punctuality.

In 2021, the Company continued to improve the Office of Customer Service (OCC) manual system, conducted the full-process operation of the OCC team project, and integrated different communication channels including the flight ground support management system (MU Communication, MUC), online preparation, pre-flight preparation meeting, and pre-flight training session, etc., striving to improve flight operation efficiency with intelligent systems.



2019-2021 Flight Punctuality Rate


89.60%
88.71%
81.84%
88.62%
88.00%
81.65%
2019
2020
2021
China Eastern
Civil aviation industry

Measures for guaranteeing flight punctuality

We have developed the flight delay pre-decision system.

With the flight delay pre-decision system, we can quickly identify affected flights and form decision-making plans, shortening the period of the decision-making process and decision release from 6-8 hours to 2-3 hours. The system solves the pain point of slow decision-making for large-scale flight delays.

We have promoted the application of MUC management tools.

Since September 1, 2021, MUC has been officially launched in the airports in Hong Kong, Macao, Taiwan and overseas regions. Currently, it has covered 86% of the Company's outbound flights. The Infinite Evaluation function of MUC helps us analyze feedback and explore improvement to solve problems. MUC has been awarded the management benchmarking project for key state-owned enterprises.

We have developed the automatic dispatch and scheduling system.

Taking into account flight volume, regional division and difficulty grade, the automatic dispatch and scheduling system realizes scientific scheduling and dispatch in real time, which maximizes the utilization of human resources and minimizes the risk of fatigue.

We have developed the restricted flight area decision-making software.

The software realizes quick analysis, decision-making and adjustment of the impacts of restricted flight areas on flight operation. The working hours for dispatch are shortened by quickly screening rescheduled flights.

44 CHINA EASTERN

Providing Heartwarming Services

With heartwarming services, China Eastern continuously strengthen service quality management, carry out the service improvement campaign, and pay much attention to special passengers' needs. In doing so, we promote high-quality development with high-quality services and provide passengers with good travel experience.

Service Management System

China Eastern continuously improve service quality standards. In accordance with *Provisions on the Administration of Passenger Services in Public Air Transport* issued by the Ministry of Transport, we have revised 424 standards for international and domestic transport conditions and 350 standards of the *Service Manual*, and completed the English translation of these transport conditions. In 2021, based on the Company's business characteristics, we formulated and released a few regulations and instructional videos such as the *Regulations of China Eastern Air Holding Company on Service Rewards and Punishments (2021)*, the journal *In-flight Meal Standards and Cabin Service Procedures*, and "Questions and Answers on Flight", all of which provide institutional reference for task implementation at China Eastern.

Improving Service Quality

In line with the requirements of the service improvement campaign, China Eastern has taken multiple measures to improve service quality. Specifically, we have established the service management committee and the working group for service improvement, actively conducted service inspections, and enhanced complaint control. In 2021, we regularly monitored and analyzed the data and typical incidents of service operations. Moreover, we carried out the "woodpecker action" for the cabin system, encouraged front-line workers to detect potential risks, and formulated targeted management measures.



On February 1, 2021, Chairman of China Eastern Airlines Co., Ltd. Liu Shaoyong and General Manager Li Yangmin chatted with passengers at Terminal 2 of Shanghai Hongqiao International Airport to solicit service opinions on the Spring Festival travel.

Key measures for improving service quality

We have carried out the service improvement campaign.	To respond to key issues affecting customer experience, we have carried out the "Three Hearts*", "Three Purities*", "Three Good*" in-flight service improvement campaign. Moreover, we have established the working group for cabin system service improvement to promote the rectification of problems in the full-service process chain. In the industry service satisfaction assessment of the 2021 Civil Aviation Passenger Service Evaluation (CAPSE), China Eastern ranked above the industry average in terms of flight attendant service and in-flight broadcasting.
We have promoted the construction of service teams.	We have embarked on the building of "three teams" - "Lingyan" Team, Model Mentor-Apprentice Team, and Flight Instructor Team. Moreover, we have implemented the "Elite A" plan and conducted "cabin manager excellent+" training and the instructor training camp program to cultivate a group of professional cabin attendants. Besides, we have incorporated the service philosophies of "people first" and "Moment of Truth (MoT)" into flight attendant training courses to promote multi-dimensional capability building. In 2021, the cabin team successfully provided air transport services for important events such as North Bund Forum, CIIE, National Games, as well as China's National Paralympic Games and National Special Olympics.
We have strengthened service brand building.	In particular, we have organized seminars on promoting service brand building. Based on service contacts in the full-service process, we have unified the visual standards of service brands, developed the service brand of "China Eastern on Cloud", and applied for the Shanghai brand with "Lingyan". By implementing the brand integration project, we renew cabin system supplies and visual design.
We have conducted service complaint management.	To enhance complaint management, we have carried out special inspections on service quality and implemented the 7 X 24-hour duty system for complaint handling. Moreover, we have intensified the capability building of the customer center, promoted the upgrade of smart customer system applications, and effectively improved customer service response and handling efficiency.

★ "Three Hearts": love, warmth, ingenuity ★ "Three Purities": quiet (clean) cabin, clean toilet, light and clean service cabin ★ " Three Good": good conduct for safety, good habit of service, good atmosphere for learning

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 45

Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix


全民全运
同心同行
上海健儿
The athlete team of Shanghai Airlines, China Eastern participated in National Games

2021

The passenger satisfaction for overall services reached

94.04

The passenger satisfaction for ground services reached

94.42

The passenger satisfaction for air services reached

93.66

The complaint handling rate reached

100 %

Special Passenger Services

In line with national laws and regulations such as *Law of the People's Republic of China on the Protection of Disabled Persons and Measures for the Administration of Air Transport for the Disabled*, China Eastern has continuously improved special passenger services and provided green service channels for special passengers and special incidents. In 2021, the Company issued the *Service Standards for Courtesy Service Zone* and the *Guide on Air Travel Senior Assistance* so as to continue to refine service standards. Moreover, we provided UM (unaccompanied minors) passenger identification stickers, air life record sheets and other service guidance during the summer travel period. Besides, we formulated and issued the *Service Manual for Passengers with Disabilities*, meeting the needs of special passengers for convenient air travel.

Heartwarming upgraded services for special passengers - Courtesy Service Zone

On June 22, 2021, China Eastern unveiled the upgraded service project "Courtesy Service Zone" at five large hub airports, including Shanghai Hongqiao International Airport, Shanghai Pudong International Airport, Beijing Daxing International Airport, Kunming Changshui International Airport, and Xi'an Xianyang International Airport. This is one of the Company's specific actions for creating a barrier-free, humanized air travel environment and building a "heartfelt airline" with heartwarming service in line with the requirements of studying the Party's history, the "people-centered" development philosophy, and the mission of "People's Airlines for the People".

Key measures of special passenger services

Online booking service	In-flight medical service	Special transport service
The special passenger service module is launched on the Company's official website and mobile application. When passengers take flights, they can apply online for nine special passenger travel services including stretcher, oxygen supply, service dog, and wheelchair, etc.	China Eastern has signed a strategic cooperation agreement with Shanghai Volunteer Physicians League to improve volunteer service for cabin medical rescue, build a strong volunteer team for in-flight medical service, and conduct in-flight medical service communication and volunteering activities. Joining hands with nearly a thousand physicians, we try to improve in-flight medical first-aid service. In 2021, the medical team of China Eastern increased to 844 members.	China Eastern has taken the lead in developing green channels and application channels for transportation of donated human organs and is also the first to develop the 95530 express function for donated human organ transportation. Moreover, we have set up a strong team for special services to handle special transport applications, and organized the members of the donated human organ transport support team into participating in field research in renowned hospitals. Besides, we have developed more special transport services which cover hematopoietic stem cells, portable oxygen compressors, and service dogs, to support health services.

46 CHINA EASTERN

Improving Travel Experience

To meet personalized and diversified passenger needs, we focus on the supply-side innovation of aviation products and services, continuously improve customer experience, and strive to create a new engine for air travel consumption in domestic circulation.

Innovation of Aviation Products

Confronted with the continuous impacts of the COVID-19 pandemic and harsh market challenges, the Company has set up the marketing command office, built a "one-stop" online integrated service system that takes customer service as the core, and made best use of marketing service brands such as the Infinite series and the Easy series. At the same time, the Company has developed a series of smart measures and products to meet people's new needs for air travel.

New aviation products and measures launched in 2021

"One-step service package"	The "One-step service package realizes the function of "ticketing after seat selection", replacing the staged service model - "ticketing before seat selection and check-in", and helps passengers with convenient travel experience.
A brand-new membership system	The brand-new membership system realizes the full transformation of the credit system from mileage-based framework to income-based framework, which overturns the traditional mileage-based credit system in terms of credit duration and flight credit accumulation.
The "10,000km mileage product"	We have launched the "10,000km mileage product", the first air travel product that is charged by distance. For the first time, we have incorporated the concept of "stored value mileage card" into civil aviation industry.
The Referral Program	We have developed user systems for self-channel referrers, ticket purchasers and flyers in an effort to improve flight volume and income.
Preference series products	We have successively developed and launched a variety of supplementary products such as seat preference, mileage preference, luggage preference, VIP lounge preference, urban rail service, Wi-Fi service, and shuttle service, meeting the diversified needs of different customer groups.
Travel manager platform	We have completed the technology development for the travel manager platform, realizing the basic functions of travel registration, information maintenance and enterprise invoice reconciliation.
The "Easy Ticket Refund" product	We have developed a brand-new ticket refund model-lossless online ticket refund. This new model waives refunding fee, simplifies ticket refund procedures, and shortens the refund period, optimizing ticket refund experience in a targeted manner.

A brand-new membership system released globally, with five innovations to support better air travel experience

In September 2021, China Eastern released a brand-new membership system of "Eastern Miles" globally, realizing the transformation from mileage-based to income-based flight credit system. The new membership system aims to build a brand-new service platform and system that puts customers as the core. The innovation of the membership system is an important measure of the Company to promote the supply-side reform of civil aviation, with the goal of driving innovation of aviation products and creating more value for passengers.


Five highlights of China Eastern's brand-new membership system - "Eastern Miles"

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 47

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Launching the "one-step service package" to realize seamless linkage between ticketing, advance seat selection and check-in

On December 30, 2021, we officially launched the Company's newly developed "one-step" service package. For passengers who purchase tickets from direct sales channels of China Eastern and "domestic pilot flights" operated by Shanghai Airlines, they can buy air tickets just like movie tickets - select seats and check in according to their preferences. The "one-step" service package has not only shortened the period of the whole service process, but also created new "value points" while handling data and interactions of sales system, airlines system, check-in system and other systems. Besides, the new service has contributed to convenient passenger transport and highly efficient operation of relevant civil aviation scenarios, creating integrated values, and promoting the high-quality development of civil aviation industry.


东方航空APP9.2.6
一步到位
购票、选座、值机一次完成
The "one-step service package" product helps passengers complete air ticket purchase, advance seat selection and check-in in one step.

Diversified Travel Services

With the customer-centered service philosophy, we rely on big data mining and analysis to optimize cabin service and ground service guarantee. To meet passengers' personalized and diversified travel needs, we make efforts to develop travel scenarios and provide more targeted services.

2021

The "rail-air transport" service was launched in Cities

27

Airports

29

Train stations

471

Covering "rail-air" transport junctions

783

Upgrading the "Rail-air Transport" Service

Based on passenger needs, we rely on the trunk route network of China Eastern and the country-wide high-speed rail network to develop "rail-air transport" products that connect international and domestic destinations. While developing hubs, we have launched multi-modal rail-air transport products, built the "rail-air" ecosystem, and expanded the use scope of rail-air transport products, which realizes "one payment in one order for rail-air multi-modal transport". In 2021, we signed cooperation agreements with a few airports on offering passengers a variety of privileges such as "rail-air" shuttle bus service, exclusive check-in counters and security check paths. Meanwhile, we make joint efforts to innovate "rail-air transport" products that facilitate interline travel.

Optimizing Air Express Lines

We have launched 33 Air Express lines with brand-new standards based on the overall analysis of passengers' travel needs, daily average flight volume, navigation network, local service layout and other factors. Furthermore, we have launched check-in counters, security check paths and relatively fixed luggage carousel positions for Air Express lines, which substantially shortens the period of check-in, waiting for departure, security check and walking. At the same time, the Air Express lines drive the innovation of a set of working models where data can be integrated, performance assessed, changes tracked, and application replicated. Efforts are also made to launch the service in more quality and premium air routes.


C03
空中快线
SHUTTLE SERVICE
Exclusive check-in counters labeled "shuttle service"

Improving Cabin Service

China Eastern has built "five-star on-board kitchens" which offer themed meals with "celebrity flavor" and "hometown flavor". The on-board meals include pre-dinner snacks, appetizers, Chinese and Western hot food, etc. In June 2021, we launched new breakfast options for ultra-short-haul and short-haul routes such as "snack + beverage" and "sandwich + beverage". In addition, we developed a special catering service chain and realized reservation service for gluten-free meals, baby weaning meals, low-salt meals and other special meals.


New breakfast options of China Eastern


China Eastern Catering on Cloud

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 49

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

China Eastern has also optimized cabin service facilities, including the upgrade of on-board Wi-Fi services. In 2021, China Eastern became the first airline in the country to complete the trial operation of the commercial flight with Asia-Pacific 6D satellite high-speed network. In addition, the Company also provides on-board on-demand services such as movies, TV programs and music, striving to provide passengers with high-quality, diversified and distinctive on-board services.



Improving cabin service facilities: China Eastern is the first airline in China to launch high-speed Wi-Fi service on full-width fleet (the Internet speed reaches the level of 4G, with an increase of nearly 10 times).

Measures for heartwarming service innovation

Change in the plate	In short-haul Beijing-Shanghai routes that carry lots of passengers in economy and business classes, the Rosenthal porcelain plate is used instead of the traditional plate, which not only meets the requirement of serving passengers in economy and business classes, but also improves work efficiency and dish decoration.
Pre-meal food packaging	When our flight attendants try to offer meals to passengers in sleep without interrupting them, they can package food into bags in advance and post a reminder sticker for meal delivered passengers. When passengers wake up and ask for meal, they can press the call button to ask for the packaged meal.
Broadcast sound reduction	While ensuring the effects of conveying COVID-19 prevention and control information, our flight broadcaster moderately shortens the period and frequency of cabin broadcast. Apart from informing passengers of anti-virus policies and precautions, our flight crew also try to meet the needs of passengers for a quiet and cozy on-board environment.
Birthday surprise	We send birthday wishes to passengers who spend their birthdays on our flight. Moreover, we offer specially designed birthday cakes and hand-painted birthday cards on every flight, so that our passengers receive in-flight birthday surprise and enjoy heartwarming cabin service.






爱心服务区
Courtesy Service Area
东航"爱心服务专区"
发布会

China Eastern Courtesy Service Zone at Shanghai Hongqiao International Airport

Offering Smart Ground Services

We step up efforts to offer standardized ground services. To this end, we have improved job specifications, business standards and operation regulations, and vigorously launched the new model of autonomous smart travel featuring "contactless, paperless, and dispersed operation". Moreover, we have promoted smart services such as "terminal building in mobile application", "airport apron in office" and "vehicle in system". At China Eastern, the best practices of luggage transport which contains seven procedures, are promoted. With smart ground services and precision service, we provide strong guarantee for ground services.

2021

The error rate of passenger baggage handling in China Eastern air transport reached

0.19007 percent

a decrease compared with 2020

0.03629 percent

a decrease compared with 2019

0.15024 percent



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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 51

Message from Chairman About China Eastern China Eastern’s 2021: An Incredible Year in Review Strategy and Governance Our Journey Towards Sustainability We attach great importance to establishing and maintaining good relationships with customers. Protecting To improve customer satisfaction, we protect the rights and interests of customers, safeguard customer privacy, and prioritize feedback on customer opinions and handling of customer Customer complaints. Privacy One of our priorities is strengthening data and information security management. With reference to personal information protection requirements of key countries and regions in our flight route, we have formulated the Guidelines of China Eastern Airlines Co., Ltd. on Personal Information Protection Compliance, the Regulations of China Eastern Airlines Co., Ltd. on Customer Data Use and other documents. Based on these regulations, we guide our subsidiaries and branches to conduct business operations in line with local laws and regulations. Moreover, we have set up the committee on passenger personal information protection to identify personal information based on the information system, protect personal information with classified approaches, and evaluate data governance impacts. Besides, we step up efforts to develop the defense technology system and other systems, enhance encrypted storage of sensitive passenger information, and conduct inspections of IT terminals, user data safety and data sharing to ensure data confidentiality and no leakage risks. In 2021, we carried out research on personal information protection and conducted the personal information protection rectification project in line with Personal Information Protection Law of the People’s Republic of China. Moreover, we updated privacy policies and displayed privacy Cookies on the official website of China Eastern, China Eastern App, Mobile End Station, WeChat applet and other channels. Throughout the year, no customer privacy leakage occurred at China Eastern. Pursuing Safety Development Providing Smart Services Advancing Green and Low-carbon Development Creating a Better Life Appendix The development of an enterprise is closely related to the prosperity of the industry. Regarding Contributing industry partners as important stakeholders, we work with them to participate in industrial development, sharing development advantages and customer resources. With complementary to Industrial advantages and concerted efforts, we help boost the high-quality development of civil aviation industry. Development As a SkyTeam member, China Eastern promotes international communication and exchange on production factors such as capital, technology, talents and management through strategic cooperation with SkyTeam partners. Meanwhile, the Company actively participates in international competition and cooperation, in an effort to better support a higher level of opening up and tackle unprecedented situations. Despite the COVID-19 impacts, the Company has effectively implemented the five-pronged policy of CAAC—“one civil aviation airline can only operate one flight per week in one route to one destination in a country” to ensure international flight capacity. In total, we have operated 985 flights to 11 overseas countries and regions. At the same time, we have timely adjusted the flight capacity structure and transferred part of international passenger flight capacity to the freight market and domestic passenger flight market, so as to better cope with challenges amid the pandemic. In 2021, Chairman Liu Shaoyong attended 11 online meetings such as the IATA Council meetings, the Chairman’s Committee meetings and the President’s teleconferences. On behalf of China’s civil aviation, Liu delivered speeches on interpreting the net zero emission target, incorporating Chinese into the languages of IATA according to IATA Articles of Association, and other topics, further improving the say of China’s civil aviation in global aviation industry. Engagement in developing international rules for global aviation industry is also part of our efforts. In doing so, we try to improve our say and influence in the industry. Taking advantage of our core position in SkyTeam, we take the lead in supporting Corporate Distribution Settlement (CDS) and New Distribution Capability (NDC). Meanwhile, we have initiated the IATA Travel Pass project, which realizes contactless travel with digital services. In addition, we have established cooperative relationships with Civil Aviation University of China, Northwest University, Northwestern Polytechnical University and other universities. The “MIT” digital talent training paths have been built to develop strong teams for industrial development, covering management personnel, IT personnel, and inter-disciplinary business operation personnel. 2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 53

Addressing Climate Change 56 Safeguarding Lucid Waters and Blue Sky 60 Sustainable Utilization of Resources 62 Sustainable Value Chain 63 Advancing Green and Low-carbon Development As the world pays greater attention to environmental protection, green revolution becomes an irreversible trend. With the guidance of green flight and technology-based environmental protection, we give priority to our work on ecological protection, ranging from in-flight operation to ground service, and from the air to the apron. While enhancing ecological protection in the air-ground scope, we enhance resource recycling and strive to build an eco-friendly and sustainable ecological chain of aviation.

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Addressing Climate Change

The key to addressing climate change is to "control carbon emissions". China Eastern has taken a series of actions to reduce carbon footprints, including the construction of the management system, strategic focus on carbon peak and carbon neutrality, and the improvement of basic management capabilities, etc. These efforts are part of China Eastern's plan of Green Flight for Energy Saving and Carbon Emission, which supports the whole industry and society as well to achieve the two carbon goals.

Improving the Environmental Management System

In compliance with the *Environmental Protection Law, the Regulations on Environmental Protection Management* and other relevant laws and regulations, China Eastern has issued the *Appraisal and Management Measures of China Eastern Airlines Co., Ltd. for Energy and Environmental Protection Responsibility Performance (2021 Edition) and the Ecological Protection Checklist of China Eastern Airlines Co., Ltd.* Furthermore, the Company has improved the assessment system for energy and environmental protection, and formed the ecological protection checklist, cementing the foundation for green development.

During the period from 2018 to 2021

Total fuel saved	Total carbon emissions reduced
390,000 tons	approx. 1,228,500 tons

Overview of environmental and energy management for air transport services lift
configuration change (installing winglets)
air traffic control
airspace
air route (line, segment)
air transport of passengers, cargo and mail
aircraft cruise
air transport of passengers, cargo and mail
thrust, height, speed, environmental parameters, total weight airline
energy consumption (near-field)
aircraft maintenance & repair
aviation fuel
CO2
climbing
type of engine
drift down
declining
aviation fuel
CO2
airport
takeoff
airport
energy consumption
taxiing
flight time
flight distance
landing
temperature, humidity and lighting of the passenger cabin
gear time
Ground Power Unit(GPU) / Auxiliary Power Unit(APU)

Promoting Emission Reduction in Aviation

While supporting the country to achieve carbon peak and neutrality goals and global civil aviation industry to protect the earth, we have kept exploring eco-friendly paths for low-carbon and high-quality development. In 2021, China Eastern Group established a leading group for promoting energy conservation and environmental protection and the office for promoting carbon peak and carbon neutrality. To respond to the requirements of relevant organizations, we prepared the 2020 carbon emission monitoring plan and carbon emission report, and accepted the third-party audit. With unremitting efforts, China Eastern was rated "excellent" by CAAC according to the *Notice on Quality Evaluation of Carbon Dioxide Emission Reports and Audit Reports of Civil Aviation Flights in 2020*.

Meanwhile, we have actively participated in the market-oriented emission reduction mechanism and international governance of global climate affairs, conducted research on the international carbon market mechanism, and kept track of global carbon market updates. In doing so, we contribute the "wisdom of China Eastern" and work with global stakeholders to build a wide circle of friends to promote the realization of carbon peak and carbon neutrality goals.

In 2021, we actively conducted research on carbon peak and neutrality policies. We participated in meetings to discuss feasible decarbonization paths, which were organized by CAAC, Shanghai Municipal Transportation Commission, Shanghai Energy Conservation and Emission Reduction Promotion Center, and other institutions. Moreover, we participated in the meeting of IATA Sustainability and Environment Advisory Council (SEAC), the meeting of SEAC Single-Use Plastics (SUP) Restriction Task force, the Asia-Pacific virtual meeting of ICAO Long-Term Aspirational Goal and Global Aviation Dialogue (LTAG-GLADs), the IATA Aviation Fuel Forum, the Online Seminar on Sustainable Aviation Fuel and other events to keep track of environmental protection policies and standards across the world, as well as innovation achievements and exemplar cases in the industry.

Chinese and Italian think tanks jointly released the Report on Carbon Peak and Carbon Neutrality in Civil Aviation Industry

On November 15, 2021, the Italian Politics, Economy and Social Research Institute Eurispes, Institute of European Studies, Chinese Academy of Social Sciences (CASS), huanqiu.com and other Chinese and Italian think tanks virtually held the release conference on carbon peak and carbon neutrality research results of Chinese and Italian civil aviation sectors, and released the *Research Report on Carbon Reduction Paths and Cooperation Outlook of Chinese and Italian Civil Aviation Industries*. This is the world's first research report on the theme of carbon emissions in Chinese and Italian civil aviation industries, which is released in Chinese, Italian and English simultaneously. As a "green flight" advocate and participant, China Eastern serves as one of the research objects, providing certain support for the research.



Ambasciata d'Italia Pechino

Chinese Ambassador to Italy Li Junhua and Italian Ambassador to China Fang Lanyi attended the online conference to witness the report release and delivered speeches.



CUA
B-1989

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Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Building up new drivers of growth for global aviation market

On November 4, 2021, the company co-organized the 2021 North Bund Forum - Parallel Forum 2: International Aviation Forum. With the theme of Sustainable Development of Global Aviation Industry, the International Aviation Forum provided a platform for sharing innovation ideas and achievements concerning carbon emission reduction in civil aviation industry, the construction of world-class aviation hubs and other aspects. Moreover, new models of sustainable development and international cooperation in the industry were discussed. On the forum, the representatives of top management from 20 airlines jointly released the *Global Aviation Industry Carbon Reduction Cooperation Initiative*, injecting green power into global aviation market.







On June 5, 2021 - World Environment Day, the representative of China Eastern, together with representatives of four other companies, released Shanghai Enterprises Joint Action Statement on Carbon Peak and Carbon Neutrality, calling on enterprises to become benchmarks for low-carbon development of the industry and build a beautiful Shanghai. In the action statement, China Eastern promises that the Company will uphold green development and operate green flights, making contribution to the realization of carbon peak and carbon neutrality goals. This event responded to the country's effort to promote low-carbon development and environmental protection. According to the calculation of Shanghai Energy Conservation and Emission Reduction Center and Shanghai Environment and Energy Exchange, the carbon emission of this event was 0.9 ton. By purchasing emission reductions from eco-friendly projects, China Eastern realized the goal of carbon neutrality in the event.

Operating China's first full-life-cycle carbon-neutral flight

On October 12, 2021, China Eastern operated the country's first full-life-cycle carbon-neutral flight - MU5103 Shanghai Hongqiao - Beijing. Relying on the full-life-cycle carbon-neutral petroleum project, which was jointly completed by China Eastern, Sinopec and COSCO Shipping, the Flight MU5103 realized carbon neutrality in the full life cycle, covering crude oil extraction, transportation, aviation fuel refining, storage and refined oil combustion. China Eastern became the only certified civil aviation company that participated in the first ship full-life-cycle carbon-neutral petroleum project. During the period from October 12 to December 31, 2021, 516 flights in 13 premium routes had realized full-life-cycle carbon neutrality of aviation fuel, covering Jiangxi Fenglin Carbon Sink Afforestation Project, the Gonghe 50MW Grid-connected PV Generation Project of Hanergy Hainan Prefecture Photovoltaic Power Generation Co., Ltd., Nanjing Jinling Natural Gas Circulation and Grid-connected PV Generation Project.



China Eastern operated the country's first full-life-cycle carbon-neutral flight - MU5103.

Improving Energy Efficiency Management

We uphold the principles of reducing aircraft weight from the source, reducing aviation fuel consumption, advocating green flight, and optimizing aircraft performance, and the philosophy of refined management for aircraft weight reduction and aviation fuel saving. Based on actual operational data, we continue to improve energy efficiency of the Company's in-flight operations and ground services.

Measures for improving aircraft energy efficiency management

Optimizing Flight Distance	Reducing Aircraft Weight	Introducing Energy-saving Aircraft	Applying Energy-saving Technology
• We formulated the plan of assigning different aircraft types to different routes. • We optimized the ratio of short-haul flights. • We implemented precision flight plans, controlled residual fuel volume when landing, and adopted single-engine taxiing and other measures.	• We revised flight water control and weight reduction standard. • We disclosed the actual weight updates of in-flight meals. • We dynamically controlled the number of raft-free aircraft.	• We introduced 33 new airplanes such as A350-900 and A320neo, which perform well in terms of environmental protection and aviation fuel conservation. • We eliminated 6 old airplanes.	• We adopted new navigation technologies such as PBN, HUD and EFB to reduce aviation fuel consumption and emissions during the flight descent phase. • We conducted verification and promotion of flight procedures to save aviation fuel consumption and flight time.

2021

Fuel consumed in available tonne-kilometre decreased for 4 consecutive years, with a cumulative decrease of

6.5%

Embarking on refined management for aircraft weight reduction and aviation fuel saving

In 2021, China Eastern launched the innovation project of "refined management for aircraft weight reduction and aviation fuel saving". Specifically, we regularly conducted evaluation and adjustment of the number of raft-free aircraft, revised flight water control and weight reduction standard, optimized in-flight catering weight standard, and disclosed the actual weight updates of in-flight meals. Among them, the two energy saving measures - dynamic updates of actual weight of in-flight meals and dynamic management of raft-free aircraft reduced aircraft weight by 28,000 tons and reduced aviation fuel consumption by 1,188 tons.

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 59

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Safeguarding Lucid Waters and Blue Sky

In implementing the philosophy "Lucid waters and lush mountains are invaluable assets", we prioritize ecological protection and development. To promote green transformation in full swing, we control discharge and emission of waste water, exhaust gas, noise, solid waste and other pollutants, striving to win the battle against pollution.

We strictly abide by *Water Pollution Prevention and Control Law, Law on the Prevention and Control of Environment Pollution Caused by Solid Wastes, Atmospheric Pollution Prevention and Control Law*, as well as local regulations. In line with these laws and regulations, we have adopted a series of measure to promote the high-quality development that prioritizes ecological protection and low-carbon development, including the increase of new energy vehicle ratio, replacement of outdated, high energy-consuming electromechanical equipment, implementation of sewage discharge permit system, and the promotion of plastic restriction, etc.

Main measures for promoting pollution prevention and control

Exhaust Gas

- We applied for the pollutant discharge permit for boiler exhaust gas emissions and hired a third party organization to participate in daily monitoring.
- All airbridge aircraft use the airbridge gas and power supply and reduce the use of APUs to reduce exhaust gas emissions.
- We carried out on-site vehicle tail gas treatment renovation and organized a large-scale procurement of NEVs for daily flight guarantee.
- Apart from promoting the work on "oil-to-electricity" and "APU alternatives" for vehicles in the site, we improved the monitoring platform for APU alternatives.

Waste Water

- We strictly implemented local sewage discharge standards.

Solid Waste

- We submitted relevant data via the the Solid Waste Statistical Information System.
- We improved the treatment and disposal procedures for hazardous waste generated during the repair & maintenance process.
- We optimized the procedures for non-hazardous waste classification and treatment.
- We built the plastic restriction working group mechanism to coordinate relevant tasks.
- We promoted green packaging and improved garbage recycling.
- We formulated and released the notice on limited repacking of in-flight garbage and offered three-color garbage bags at some flights to Shanghai in an effort to facilitate limited repacking of in-flight garbage.



Auxiliary Power Utility (APU)

APU is a small power engine in the rear of the plane. It consumes more fuel than that of municipal electricity and diesel engines. It can be replaced by ground-powered vehicles and bridge-mounted power sources to save fuel consumption and reduce exhaust gas emissions.

2021

Overall utilization rate of our APU alternatives: 99.9 %

Total amount of hazardous waste reduced: 15.1 tons

60 CHINA EASTERN



On August 1, 2021, Qingdao Jiaodong International Airport welcomed the first inbound flight "China Eastern Flight MU5671" (Hangzhou-Qingdao) with a "Watergate Ceremony".

Solid waste classification and treatment & disposal methods

Category	Method of Disposal	Performance in 2021
Sorting & Disposal of Hazardous Wastes		
Waste medicine	Carrying out category-based management and storage of medical waste according to the *Catalogue of Classifications of Medical Wastes*, and regularly sending medical waste to qualified organizations that have signed related agreements with China Eastern for proper treatment	1.375 tons
Waste organic solvents and waste containing organic solvents	Entrusting qualified third-party organizations for harmless treatment of wastes, including incineration and physicochemical treatment	29.230 tons
Oil-water and hydrocarbon-water mixtures or emulsions		20.732 tons
Waste dyes and paints		24.999 tons
Organic resin waste		0.273 tons
Waste containing Hg		2.031 tons
Dispose of electronic waste	Collecting the waste and sending to suppliers with ISO 14001 Environmental Management System Certification and e-waste treatment qualification to process	Number of China Eastern's scrapped devices: 173
Sorting & disposal of non-hazardous wastes		
Cabin waste	Sending to the qualified third party agency for sorting and recycling after collection and classification	32,366 tons
Domestic waste	Sending to a qualified third-party agency for unified recycling and treatment after collection and classification	24,572 tons
Kitchen waste	Sending to the catering company for landfill or incineration after collection and classification	4,587tons

Enhancing airport plastic pollution control

China Eastern has kept track of domestic and overseas policies, regulations and refined standards for plastic restriction. While supporting the preparation of industry guidelines, we have built the plastic restriction working group mechanism to coordinate relevant tasks. In accordance with the *Opinions on Further Strengthening the Control of Plastic Pollution, the Civil Aviation Industry Plastic Pollution Control Work Plan (2021-2025)*, and other guidelines, we have issued the Notice on Promoting Plastic Restriction and other documents. In June 2021, we held a meeting on plastic restriction and formulated staged plans. Moreover, we developed standards for in-flight supplies and enhanced plastic pollution control in all respects, in an effort to promote the green development of civil aviation industry.

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 61

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Sustainable Utilization of Resources

We continue to promote the five-pronged program under the theme of "cherishing every drop of aviation fuel, every drop of gasoline (diesel) fuel, every kWh of electricity, every drop of water, and every ray of sunshine". During operation, we adhere to refined management of resources and practice the resource philosophy of "conservation, intensive use and recycling". With these efforts, we strive to build an energy-saving and eco-friendly enterprise, promote industrial structure adjustment and upgrade, and advance the process of ecological civilization.

In compliance with the *Environmental Protection Law, Circular Economy Promotion Law, Energy Conservation Law* and other relevant laws and regulations, we have implemented the Regulations on Environmental Protection Management and the *Regulations on Energy Measuring Management*. Moreover, we have promoted the innovation and application of green technologies such as Electronic Log Book (ELB). In advancing the sustainable utilization of resources, we have laid a foundation for the Company's green development.

2021

Dry cleaning rate of aircraft exterior surface reached

70%

a year-on-year increase of

8%

Measures for promoting sustainable utilization of resources

Saving water	• We reduced the volume of water consumed to clean aircraft exterior by replacing water cleaning with dry cleaning • We collected and recycled rainwater for landscape and waterscape watering • We set up metering instruments in the office area to monitor water metering and provide data support for enhanced water conservation. • We set up cooling towers to realize cooling water circulation.
Reducing energy utilization	• We deployed the Company's energy consumption statistics and monitoring system to intensify energy consumption monitoring and analysis. • We used cooling towers with energy-saving equipment.
Saving resource consumption	• We extended the life cycle of equipment through maintenance and upgrade for touch screen equipment and other facilities. • We implemented the regulations on the standard clothing point system to reduce clothing inventory and waste of consumables. • With a variety of information systems, we implemented "paperless" office at China Eastern and promoted "paperless" smart travel projects.

China Eastern Anhui Branch develops circular economy through aircraft dismantling projects

About 90% of the parts or materials of an aircraft can be recycled. After repair and flight adaptability test, the recovered parts can return to the aviation market as aviation materials. In November 2021, China Eastern Anhui Branch carried out Anhui's first aircraft dismantling operation at the apron of Hefei Xinqiao International Airport. The practice of old aircraft dismantling and recycling has filled the gap in China's civil aviation and realized a closed-loop in the entire civil aviation industry chain. Aircraft dismantling has also become an important measure to promote the green, low-carbon development and the recycling of renewable resources.



China Eastern becomes the first to launch ELB, a new practice of carbon reduction innovation

The traditional flight log book is paper-made and has low information transmission efficiency. A paper-made flight log book is usually used up within one week and previous log books need to be stored for a long term. The entire process of printing, replacement, and storage is complex and causes an increase of carbon footprints. On June 10, 2021, the Electronic Log Book (ELB) was officially launched on China Eastern B777 fleet. This is the first time that China's civil aviation industry has replaced paper-made flight log book with ELB. According to estimates, if the entire fleet of China Eastern uses ELB, the annual cost of labor, paper and printing reached over 20 million yuan, making remarkable progress in environmental protection and carbon reduction.

62 CHINA EASTERN

Sustainable Value Chain

We have effectively integrated enterprise operation and management experience, empowered cooperation partners to create more value, and endeavored to build fair and mutually beneficial cooperation relationships. Joining hands with upstream and downstream enterprises, we overcome difficulties and share opportunities to unveil a new chapter in sustainable development.

Supplier Management

Upholding the social responsibility philosophy, we continue to improve the supplier management system, practice green and sustainable procurement, and prioritize the use of low-carbon and eco-friendly raw materials during production. At the same time, we have implemented the *Procurement Management Manual of China Eastern* and intensified supplier access control and evaluation mechanism. In addition, newly registered suppliers are asked to sign the *Letter of Undertaking of Supplier Social Responsibility* and promise the fulfillment of responsibilities for environmental protection, social responsibility, labor protection and other aspects.

We attach great importance to supplier compliance management. The *Procurement Management Manual of China Eastern stipulates that suppliers must sign the Letter of Undertaking of Supplier Social Responsibility* before supplier access. Moreover, the instructions on supplier registration contain provisions on anti-corruption and integrity building. The suppliers who violate the provisions in the *Letter of Undertaking of Supplier Social Responsibility* shall be blacklisted and banned from dealing within a time limit or permanently.

Adhering to the principles of fair, open and just competition, we examine if the bidding company is involved in administrative penalties and litigation disputes through TianYanCha.com, Qixin.com, National Enterprise Credit Information Publicity System and other channels. The movement helps ensure the shortlisted companies meet qualification requirements and enjoy good reputation. At the same time, we substantially optimize the business environment, support the development of small- and medium-sized suppliers, and help local suppliers to realize orderly and healthy development.

2021

Number of domestic distributors

1,775

Number of overseas distributors (having sales)

1,300

Distributor Management

We have revised the Company's regulations on internal distribution channels management and the Domestic Air Passenger Transport Sales Agency Agreement, which regulates the sales behavior of domestic distributors and helps improve passenger service experience. At the same time, we have released the list of ten OTAs (Online Travel Agencies) that comply with the Regulations on Domestic Distribution Channels Management (2021 Edition), safeguarding compliant and orderly sales operation of these OTA platforms.



2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 63

Supporting Employee Development 66 Facilitating Rural Vitalization 70 Engaging in Local Communities 73 Implementing Regular COVID-19 Control 74 Special Flight Guarantee 75 Creating a Better Life Being people-centered, China Eastern strives to build a “heartfelt airline” to fulfill its responsibility for employees, passengers and the society, so as to better meet people’s desire for a better life.

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Supporting Employee Development

Employees are valuable assets of an enterprise. Committed to building a diversified and equal working environment, China Eastern actively deals with the complex business environment under the influence of COVID-19, continues to care for employees, and constantly strengthens capacity building to create a harmonious family and ramp up efforts to build "a world-class airline and a happy China Eastern".

Strategy of Strengthening the Company by Training Competent Personnel

In November 2021, China Eastern Group held a talent development conference to summarize the Company's talent development and set talent development tasks in the new era, so as to provide strong talent support for the goal of building a "a world-class airline and a happy China Eastern" and contribute to the construction of talent centers and innovation hubs of global importance.

2021

Skilled talents
14,200

Trained national technical experts
14

Traffic technical experts
2

Chief technicians
4

Measures to strengthen talent development

- We establish a talent-leading development, vigorously implement the strategy of strengthening the Company by training competent personnel, and formulate the special human resources plan for the 14th-Five Year Plan period.
- We continuously optimize the talent team, strengthen the training of management talents, and carry out leadership development training for operation and management talents.
- We continue to innovate in talent mechanism and promote innovative incentive mechanisms such as equity incentive and project follow-up investment, so as to effectively stimulate the vitality of talents.
- We continue to improve the talent training efficiency by organizing targeted training for different types of talents and cultivating talents in an all-round way.
- We continue to optimize the environment for talents and serve for the development of talents.

Training and Development

In full support of the development of talents, China Eastern has formulated talent training plans, and improved the multi-level and multi-form talent training mechanism to meet the needs of employees' career development and build a stage for each to realize their dreams. In 2021, the company completed the fifth Swallow Program recruitment and established promotion channels for various posts according to the post system to facilitate employees' career development.

2021

Total training hours	Total investment in training	Training participants
11.87 million hours	RMB 151 million	638,216


中國東方航空
CHINA EASTERN
研发中心
如何
成为一名
作风优良
技术过硬
Experience sharing by senior pilots on the pilot theory keynote lecture held by China Eastern on October 20

Training hours per employee by gender

Female
52.9 hours

Male
58.6 hours

Training hours per employee by category

Management personnel
45.1 hours

Ordinary employees
57.4 hours

China Eastern develops ability-improving training courses for flight attendants

In 2021, China Eastern incorporated the service philosophy of "people first" and " Moment of Truth (MOT)" into the development of ability-improving training courses for flight attendants. By compiling typical cases, collecting good habits and practices and developing mini lectures and mini English courses, we helped employees optimize their knowledge structure, broaden their cultural vision and improve their comprehensive quality in a timely and accurate manner.

Rights & Interests Protection and Welfare

Taking the high-quality development of employees as the key to promoting the high-quality development of the Company, China Eastern constantly optimizes the welfare system. In strict accordance with the *Labor Law*, *Labor Contract Law*, *Social Insurance Law*, *Employment Promotion Law*, and other relevant laws and regulations, we protect employees ' basic rights and interests, and forbid child labor and forced labor. Moreover, we have continued to improve the enterprise annuity system, adjusted the enterprise annuity plan, and increased the coverage, so as to improve employees' sense of fulfillment and happiness.

2021

Labor contract signing | 100% | Social security coverage

2019-2021 Enterprise annuity coverage(%)

2019	2020	2021
90.71	91.34	92.76

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2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 67

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

2021

Total number of employees

80,321

Percentage of female employees

37.28%

Number of minority employees	Proportion
2,912	3.6%

Number of foreign employees	Proportion
971	1.2%

Diversity and Equal Opportunity

A diverse workforce helps the Company meet the needs of global customers in different ways. China Eastern supports the equal development of employees from different backgrounds and groups. Committed to cultivating a diverse and inclusive culture, China Eastern hires employees of different ethnic groups and nationalities, eliminates any discrimination, and provides equal employment and opportunities for all employees.

The Company cares for female employees and attaches great importance to the cultivation of female leaders. In 2021, the Company revised the *Special Collective Contract for the Protection of the Rights and Interests of Female Employees* to fully protect the basic rights and interests of female employees.

> "My hometown is in Dali Prefecture. I saw a plane flying over the Cang Mountain and Erhai Lake when I was a child, and I have had the dream of becoming a pilot since then. I was very proud when I firstly flied the route to my hometown, taking passengers on board to Dali and letting them enjoy the beauty of Dali. In the future, I hope to send more people in my hometown to different destinations over the country and passengers all over the country to the beautiful Dali."
>
> ——Zhao Cai, a pilot of Bai minority


CHINA EASTERN
中國東方航空

China Eastern pilots from 19 minorities, including Bai, Zang, Dai, Hui, Li, Man, Miao, Wa, Yi, Zhuang, Dulong, Buyi, Hani, Jingpo, Lahu, Lisu, Mongol, Naxi and Tujia

Work and Life Balance

China Eastern enriches the after-work life of employees by organizing badminton, table tennis and other sports activities, adding leaves for flight attendants during the Spring Festival, May Day and National Day holidays, so as to help balance their work and life and further enhance their sense of fulfillment and happiness. In 2021, the Company continued to pay visits to employees and organize the activity of "Doing Practical Things for the Masses". The Company also improved the employee rest system and parental care system to better protect the health of employees.

In the activity of "Doing Practical Things for the Masses ", China Eastern valued the demands and expectations of employees with an in-depth study of the list. With the research method of "going deep among the masses, doing practical things with sincerity, and paying attention to details", we went to local branches (subsidiaries) and primary-level departments to ensure the effectiveness of doing practical things for the masses. In order to help employees settle down, we solved the housing of nearly 4,500 new employees, non-local employees, management and technical talents through our self-owned housing and the public rental housing in Shanghai.

Affordable rental housing project

On December 28, 2021, China Eastern Group started its affordable rental housing project and showed the "model rooms" of the first batch. China Eastern Group is the first central SOE in Shanghai to launch the project. The leaders of the company required that the affordable rental housing project be implemented as soon as possible, so as to ensure that employees can live and afford the housing with satisfaction, build a better housing mechanism to attract talents and stabilize the team, and also contribute to the construction of a "Happy China Eastern".









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Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Facilitating Rural Vitalization

Keeping in mind the important replies of General Secretary Xi Jinping and the instructions on enriching knowledge and increasing income, China Eastern Group provides high-quality、high-level and sustainable targeted assistance to benefit future generations, contributing to rural vitalization with greater determination, wisdom and efforts.

2021

Invested in grant assistance	Invested in paid assistance	Introduced of free assistance fund	Consumed of products from poor areas
RMB 41.2089 million	RMB 144.02 million	RMB 2.0306 million	RMB 32.1199 million

Trained farmers, grass-roots cadres, industrial leaders and technicians over	Assigned 40 persons for investigation and research in pairing counties	Held special working meetings on targeted poverty alleviation	Transferred people and helped them get employed
10,000	40 persons	26	1,690

On December 20, 2021, leaders of China Eastern Group met at the Home of China Eastern with relevant leaders of Lincang City, Yunnan Province and representatives of the senior Party branch secretaries of the border villages of Wa Autonomous County in Cangyuan. The two sides had an exchange and discussion on better promoting the vitalization of border villages.

Party branch secretaries went out of Washan and took China Eastern's poverty alleviation flight to get to know China Eastern in Shanghai for the first time



Leaders of China Eastern Group met with representatives of the senior Party branch secretaries at the Home of China Eastern Group



The senior Party branch secretaries visited the Home of China Eastern and China Eastern R&D Center and experienced "flying an airplane" on the full flight simulator



Party branch secretaries went sightseeing in Shanghai



The senior Party branch secretaries enjoyed China Eastern's air service



The senior Party branch secretaries shared their feeling with people after going back to Wa Autonomous County in Cangyuan



Improving the rural vitalization working mechanism

Strengthening organizational management

- We timely adjust the functions, names and personnel of the assistance organization, and have set up a leading group of China Eastern Group for targeted assistance headed by the two principal leaders of the Company
- we set an office under the leading group

Improving systems and standards

- we timely formulate the annual assistance plan and implementation plan
- We revise the Company's systems and standards such as the *Management Measures for the Funds of Targeted Assistance Projects, the Management Measures for the Funds of the First Secretary in Pairing Villages, the Management Measures for Poverty Alleviation through Consuming Product from Poor Areas* and *the Notice on Further Standardizing Matters Related to Targeted Assistance*

In 2021, the epidemic still posed impacts on the global aviation industry. China Eastern Group worked hard to overcome its own difficulties and also actively carried out targeted assistance to Cangyuan and Shuangjiang counties in Yunnan. Through innovative assistance models, we strengthened assistance measures to facilitate rural vitalization in five aspects, with the same investment and efforts.

Measures and results of rural vitalization

Developing local industries

- By leveraging our advantage in air route, we flied **4,997** flights in Lincang and Cangyuan, transporting **330,200** passengers
- We actively developed the apiculture and established the Cangyuan experimental station of the Institute of Apicultural Research, CAAS
- We helped the tea factory in Tonghua Village, Shuangjiang County transform the power distribution equipment so that **655** tea farmers could resume tea production
- We launched the rubber futures insurance project for Banhong Township, Cangyuan County in cooperation with Shanghai Futures Exchange
- We strengthened the promotion of rural tourism by regularly promoting the tourism and agricultural products of Cangyuan and Shuangjiang in on-board magazines such as *China Eastern* and on our mobile app every month


沧源蜜蜂产业帮扶四方合作备忘录签署暨蜜蜂所试验站揭牌仪式

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Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Cultivating talents

- We helped Cangyuan County establish a school of rural vitalization in the new era for farmers and grass-roots cadres
- We invested RMB **4** million to jointly train farmers, industrial leaders and grass-roots cadres in the new era with Tsinghua University, and set up a Tsinghua University &China Eastern--Cangyuan (Shuangjiang) distance teaching station on rural vitalization
- We have invested RMB **10** million every year for three consecutive years in the three-year action to facilitate teachers' professional development in Cangyuan and Shuangjiang in cooperation with the Ministry of Education
- We collaborated with the Shanghai Xuhui Central Hospital to build a cloud Xuhui hospital--Cangyuan service station, and provided teaching assistance for the border areas to train medical talents and improve medical care
- We assisted the construction of teachers' dormitory of the primary school in Mankan Village and the infrastructure of the primary school in Xinzhai Village, Cangyuan County

Organizing cultural activities

- We invested RMB 360,000 to build a cultural square in Palang Village, Cangyuan County to enrich people's cultural life

Forming pairs

- We formulated the *Work Plan on Carrying out the Pairing of Primary-level Party Branches to Promote Targeted Assistance for Rural Vitalization*, and 12 Party branches of primary-level units signed pairing agreements with 12 Party branches of villages in two counties

Improving ecological environment

- We invested RMB 260,000 to install 28 solar street lamps and 80 garbage cans in Nanmahe Village, Shuangjiang County, so as to improve rural living environment and facilities


教育部教师工作司—中国东航集团
援助双江教师发展行动计划暨
华东师范大学双江校长培训班结业仪式





72 CHINA EASTERN

Engaging in Local Communities

China Eastern actively participates in community development, strives to increase the community wellbeing, and provides diversified projects based on the "love from China Eastern" public welfare project as well as the aviation industry characteristics and community needs. Meanwhile, the Company carries out standardized management of public welfare volunteer activities and repays the society with voluntary actions in accordance with the *"Love from China Eastern" Volunteer Activity Management Regulations, Administrative Measures for Applying for "Love from China Eastern" Volunteer Projects, and Regulations on "Love from China Eastern" Registered Volunteers.*

In 2021, China Eastern continued to carry out the "doctor alliance" project, and focused on the volunteer activity of cabin medical assistance, the development and maintenance of air medical volunteer team as well as the business exchange and volunteer activity of air medical emergency, we created the "Swallow Love Day" activity, promoted the Service Day at the former site of the Central Committee of the Communist Youth League as well as projects like "Love from China Eastern the Color of City", so as to build more harmonious and better communities.

2021

Number of "Love from China Eastern" public welfare activities

1,085

Number of employee volunteers

25,172

Total hours of volunteer services

about **263,500**

"love from China Eastern · low carbon action", a new public welfare activity

In 2021, China Eastern launched the "love from China Eastern · low-carbon action", a new public welfare activity. While encouraging employees to lead a green and low-carbon lifestyle, we sent recyclable textiles donated by employees such as old uniforms and old home textiles to our partner Jinggong Holding Group for recycle and reuse. Then new clothes were made and donated to targeted poverty alleviation areas. The activity not only found new partners for public welfare cooperation for the Company, but also used new green and low-carbon technologies to open up a new path for environmental protection and public welfare and further enriched MU's Green Initiative.





China United's crew of golden wing came to the Beijing Wuyi primary school in Daxing on May 26, 2021 to carry out the aviation knowledge education day activity and spent a different Children's Day with all the kids

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Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Implementing Regular COVID-19 Control

Putting people's lives and health first, China Eastern Group believed that "guarding the cabin door is guarding the gate of the country". Paying attention to pandemic prevention for people, materials and the environment, we coordinate pandemic prevention and corporate development while completing three major tasks to aid the COVID-19 fight, i.e., "implementing the decisions and deployment of the CPC Central Committee, guaranteeing passenger service, and improving employee care".

Pandemic prevention and control measures

Improving emergency disposal managemen

We coordinated both the regular pandemic prevention and control as well as partial emergency disposal, improved the emergency command system and formulated the *Disposal Procedure of China Eastern for Sporadic Cases* to improve the awareness and sensitivity of emergency disposal, constantly optimize the emergency disposal plan and improve the rapid response ability.

Taking practical and detailed pandemic prevention measures

We paid close attention to key links, earnestly implemented relevant disinfection requirements and held several special meetings to study and implement policies. We continued to control important places to check the health QR code and take temperature at entrances and exits. We also disinfected elevators, conference rooms and and ensure the management of key personnel.

Overseas remote pandemic prevention and control

We fulfilled the responsibility for overseas pandemic prevention and control, strictly implemented measures for remote prevention and control of passengers on international inbound flights. We also developed the "four-in-one" overseas medical security system, and built the "Globalcare" app.

Targeted and efficient policy

We carried out vaccination against COVID-19 and nucleic acid testing. We ensured the health protection of employees and cared for their physical and mental health. We strengthened the service for isolation and further implemented the three-tier supervision and inspection system to urge the fulfillment of responsibilities.

2021

- We operated four medical chartered flights to Hebei and 1 chartered flight to transport COVID-19vaccines
- We operated 1,192 flights to transport medical materials totaling 4,449 tons
- We operated 2 chartered flights to Shijiazhuang, with materials and 106 nucleic acid test team members from the Jiangsu provincial inspection and medical team
- Front-line employees received centralized shift and closed-loop management due to the requirements of pandemic prevention. Over 210,000 times were isolated in total and the longest isolation time for one person reached 293 days






千里万里 也无法隔离
两颗相爱的心
#为爱飞翔#
Mr. Superpower, a promotional film, was released together with Hu Ge, the brand spokesman on January 9, 2021, which interpreted "flying for love" with a warm and short story happened at the globally critical time in 2020

Letter of thanks

At the beginning of 2020, in the face of the sudden outbreak of COVID-19, the Pudong passenger services center of China Eastern's ground services department quickly set up a volunteer team for joint prevention and control, to work with us side by side. It has been more than 700 days. You showed your responsibility and original aspiration at the critical moment, with courage, love and perseverance, working with us to overcome the difficulties and fight against the virus. You supported us with practical actions in the two campaigns of both pandemic prevention and control and socio-economic development, which fully demonstrated your patriotism and the deep friendship with us. We would like to express our high respect and sincere gratitude to your Company!

——Customs of Shanghai Pudong International Airport

Special Flight Guarantee

Civil aviation is an indispensable part of the public transport system and the contingency relief system. Guaranteeing major air transport tasks is one of the key duties of civil aviation. As a large state-owned airline, China Eastern relies on its rich transport experience and strong comprehensive strength to continuously enhance its guarantee and innovation ability with its transport experience as well as internal and external coordination, so as to guarantee major air transport tasks.

2021

We operated chartered flights to aid Tibet and Xinjiang

20

Guaranteed and important flights

169



On May 21, a magnitude 6.4 earthquake occurred in Yangbi County, Dali Prefecture, Yunnan Province. China Eastern operated the first flight to the disaster area with the Yunnan earthquake relief working group


中国女排
On May 21, flight MU7115 Shanghai-Rome transported 23 Chinese women's volleyball team to Italy for the 2021 FIVB Volleyball Women's Nations League



On December 14, flight MU5962 Lincang-Kunming , which had closed the cabin door and was ready to take off, decided to "reopen the cabin door" after receiving the task of transporting a passenger with a broken finger. The flight won 6 hours for the passenger's replantation as it was 6 hours faster than land transport.



OTT Airlines and Jiangxi Branch worked together to transport the donated human organ and arrived 31 minutes earlier.

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Appendix

Performance Indicators

Classification	Indicators	Unit	2019	2020	2021
Economy	Total assets	RMB billion	282.94	282.41	286.55
	Operating revenue	RMB billion	120.86	58.64	67.13
	Total profits	RMB billion	4.30	-16.48	-17.51
	Interest payment	RMB billion	5.86	5.77	5.81
	Total tax payment	RMB billion	7.48	1.94	4.00
	Contract compliance rate	%	100	100	100
	Number of suppliers	-	Total: 1,109 China United Airlines and Hebei:6, Zhejiang:23, Yunnan: 62, Sichuan: 30, Shanxi 20, Shandong: 192, Jiangxi 9, Jiangsu:17, Gansu: 8, Beijing:32, Anhui:23, Shanghai:653, Guangdong:6, Wuhan:19, Northwest China:58	Total:1,741 China United Airlines and Hebei:44, Zhejiang:21, Yunnan: 140, Sichuan: 23, Shanxi 76, Shandong: 48, Jiangxi 59, Jiangsu:23, Gansu: 8, Beijing:142, Anhui:36, Shanghai:1,045, Guangdong:26, Wuhan:25, Northwest China:25	Total:2,987 Shanghai(Headquarters overall situation): 1,639, OTT: 3, Shanghai China Eastern Airline flight training Co.,Ltd. : 32, Shanghai Airlines: 65, China United Airlines: 174, China United Airlines and Hebei: 27, Yunnan China Eastern Airlines flight training Co., Ltd. : 1, Yunnan: 132, Beijing: 135, Beijing New Airport China Eastern Airlines Base Project Construction Headquarters: 4, Sichuan: 68, Anhui: 78, Shandong: 116, Shanxi: 108, Guangdong: 29, Wuhan: 83, Jiangsu: 102, Jiangxi: 156, Zhejiang: 80, Gansu: 69, Northwest China: 115
Operation Overview	Utilization rate of aircraft	hour	9.55	6.02	6.66
	Average age of aircraft	year	6.40	7.24	7.80
	Total transport volume	billion ton-km	22.52	11.70	13.05
	Passenger turnover	million	130.30	74.49	79.10
	Number of routes	-	1,668	1,483	1,383
	Number of destination countries/regions	-	175	170	170
	Number of destinations	-	1,150	1,036	1,036
	Number of code-sharing routes	-	1,007	603	856
Safety	Safe flight hours	million	2.39	1.55	1.75
	Incidents	-	7	5	0
	Incident rate per ten thousand hours	%	0.041	0.044	0
	Safe ground driving distance	million kilometer	5.98	3.18	4.43

Classification	Indicators	Unit	2019	2020	2021
Service	Flight punctuality rate	%	81.84	89.60	88.71
	Investment in smart technologies	RMB million	40.52	34.51	33.58
	Number of Fly-Fi fleets	-	93	99	97
	Number of frequent flyers	million	42.68	45.22	48.15
	Copies of passenger satisfaction questionnaires	-	261,600	219,500	530,600
	Passenger satisfaction	point	87.68	91.71	94.04
	Number of passenger commendation letters	-	11,664	11,002	13,084
	Complaints from passengers	-	4,100 Handled cases; On March 15, 2019, the Consumer Affairs Center of CAAC opened 12326 hotline. Since April 2019, its number of complaints in the whole industry has increased sharply.	11,753 Handled cases; Influenced by COVID-19, we responded to the call of the state to cancel a large number of flights, causing more complaints in sales and refund.	16,820 Handled cases; The transport volume of airlines showed a "roller-coaster" instability due to the sporadic COVID-19 cases throughout the whole year. The frequent change of flight schedule caused a large number of complaints from passengers about flight schedule and ticketing..
	Complaints handling rate	%	100	100	100
	Complaints about passenger privacy	-	258 229 cases of text messaging scams, 29 cases of unauthorized bonus point losses	274 203 cases of suspected passenger information leakage, 30 cases of text messaging scams and 41 cases of unauthorized bonus point losses	218 118 cases of suspected passenger information leakage, 100 cases of unauthorized bonus point losses
	Customer data losses	-	0	0	0
	Baggage mishandling rate*	Ten thousandths	34.031(restated)	22.636	19.007
	Self check-in for domestic flights	%	70.41 CAAC unified the statistical caliber in 2019, which is not comparable with previous years	69.29	68.73
	Coverage of self check-in machines in domestic terminals	%	97.41	100 Domestic destinations under navigation	100 Domestic destinations under navigation
	Domestic destinations of "Through Check-in" flights	-	75	75	75
	International destinations of "Through Check-in" flights	-	60	66	60
	Special passengers	-	140,768 Hongqiao International Airport and Pudong International Airport	51,235 Hongqiao International Airport and Pudong International Airport	49,734 Hongqiao International Airport and Pudong International Airport

* Baggage mishandling includes delayed baggage transport, baggage damage (including missing contents) and etc.

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Classification	Indicators	Unit	2019	2020	2021
Environment	Water consumption	million ton	4.46	5.26	4.60
	Water consumption density	ton/10,000 ton-km	1.98	4.50	3.52
	Aviation fuel consumption	million ton	7.16	4.38	4.98
	Natural gas consumption	million m³	7.80	5.98	7.69
	Gasoline consumption	million liter	2.37	1.63	1.73
	Diesel consumption	million liter	12.84	8.81	9.94
	LPG consumption	ton	42.62	35.30	41.00
	Consumption of other petroleum	ton	413.00	306.78	559.09
	Electricity consumption	million kWh	176.64	152.38	192.05
	Carbon dioxide emissions	ton	22,746,500.00(restated)	13,949,700.00	15,870,835.87
	Scope 1 emissions	ton	22,622,900.00	13,842,500.00	15,735,725.73
	Density of Scope 1 emissions	ton/10,000 ton-km	19.34	11.83	12.06
	Scope 2 emissions	ton	123,600.00	107,200.00	135,110.14
	Density of Scope 2 emissions	ton/10,000 ton-km	0.11	0.09	0.10
	Total energy consumption	TCE	-	6,515,497.00	7,404,212.26
	Energy consumption per RMB 10,000 of operating revenue	TCE/ RMB 10,000	0.88	1.11	1.10
	Energy consumption per transport volume	tons (of aviation fuel)/10,000 km	3.18	3.74	3.81
	Fuel consumption available per ton-km	ton/10,000 ton-km	2.15	2.15	2.14
	Total fuel saving	10,000 ton	19.55	Accumulated fuel saving during the 13th Five Year Plan Period 600,000 tons	Total fuel saved 390,000 tons during the period from 2018 to 2021. (In 2021, fuel saved 21,000 tons. Flight operation was greatly affected by COVID-19, and the fuel saving data fluctuated significantly)
	Carbon dioxide emissions per ton-km	ton/10,000 ton-km	19.44 (restated)	11.92	12.01
	Sewage discharge	million ton	4.01	4.74	4.14
	Total non-hazardous waste produced	ton	46,108.23	35,665.90	61,525.00
	Total hazardous waste produced	ton	249.74	220.82	205.72

Classification	Indicators	Unit	2019	2020	2021
Employee	Number of employees	-	81,136	81,157	80,321
	Total remuneration for employees	RMB billion	13.26	11.97	12.46
	Percentage of female employees	%	39.12	38.27	37.28
	Number of ethnic minority employees	-	2,711	2,807	2,912
	Number of foreign employees	-	1,257	1,100	971
	Collective contract signing rate	%	100	100	100
	Labor contract signing rate	%	100	100	100
	Proportion of senior executives by gender and age	%	Female :11.2 Male:88.8 Aged below 30:0 Aged between 31 and 40:2.2 Aged between 41 and 50:49.8 Aged above 51:48.0	Female :12.3 Male:87.7 Aged below 30:0 Aged between 31 and 40:2.2 Aged between 41 and 50:47.2 Aged above 51:50.6	Female :11.7 Male:88.3 Aged below 30:0 Aged between 31 and 40:2.6 Aged between 41 and 50:46.8 Aged above 51:50.6
	Number of new employees by gender and age	-	Male:2,744 Aged below 30:5,135 Aged between 31 and 50:125 Aged above 51:0	Female:1,286 Male:2,995 Aged below 30:3,738 Aged between 31 and 50:538 Aged above 51:5	Female:1,156 Male:2,763 Aged below 30:3,375 Aged between 31 and 50:536 Aged above 51:5
	Total number of employees by type of employment (full-time or part-time)	-	Number of overseas part-time workers:9 The other is for full-time	Number of overseas part-time workers:9 The other is for full-time	Number of overseas part-time workers:4 The other is for full-time
	Distribution of Major	-	Management personnel:3,650 Professional technicians:14,837 Pilots: 8,284 Flight crew :17,430 Flight security guards:4,243 Salesmen:4,009 Financial staff:567 Ground services and others:28,116	Management personnel:3,677 Professional technicians:15,151 Pilots: 8,837 Flight crew :16,623 Flight security guards:4,526 Salesmen:4,040 Financial staff:572 Ground services and others:27,731	Management personnel:3,792 Professional technicians:15,344 Pilots: 9,506 Flight crew :16,094 Flight security guards:4,424 Salesmen:3,716 Financial staff:589 Ground services and others:26,856
	Distribution of Age	%	Aged below 30:42.5 Aged between 31 and 40:31.9 Aged between 41 and 50:17.9 Aged above 51: 7.7	Aged below 30:40.0 Aged between 31 and 40:33.7 Aged between 41 and 50:18.3 Aged above 51: 8.0	Aged below 30:40.0 Aged between 31 and 40:35.54 Aged between 41 and 50:18.74 Aged above 51: 8.72
	Distribution of Educational structure	%	Junior College and below:52.2 Bachelor:44.8 Master and above:3.0	Junior College and below:52.0 Bachelor:44.9 Master and above:3.1	Junior College and below:48.34 Bachelor:48.35 Master and above:3.31
	Starting salary for contract employees in major operating locations	RBM	Shanghai 5,033 Beijing 4,733 Kunming 4,153 Xi' an 4,063	Shanghai 5,811 Beijing 5,511 Kunming 4,481 Xi' an 4,391	Shanghai 6,251 Beijing 5,951 Kunming 4,811 Xi' an 4,751 *The amount includes working meal benefits
	Social security coverage	%	100	100	100
	Enterprise annuity coverage	%	90.71	91.34	92.76

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Message from Chairman About China Eastern China Eastern’s 2021: An Incredible Year in Review Strategy and Governance Our Journey Towards Sustainability Classification Indicators Unit 2019 2020 2021 By gender: Female:6 Male:4. .17 49 By gender: Female:5 Male:3. .27 32 By gender: Female:7 Male:5. .03 46 By nationality: Domestic:4 Foreign:21. .85 38 By nationality: Domestic:3 Foreign:14. .93 08 By nationality: Domestic:5 Foreign:12. .86 38 By age: Aged between Aged 31 below and 30:8 50:2.25 95 By age: Aged between Aged 31 below and 30:7 50:1.41 84 By age: Aged between Aged below 31 and 30:11 50:2. .76 74 Employee turnover By major: Aged above Management 50:1.89 By major: Aged above Management 50:1.50 By major: Aged above Management 50:1.15 rate % personnel:0.51 personnel:0.53 personnel:0.82 Flight crew and security guards:6 Pilots:1.86 94 Flight crew and security guards:5 Pilots:0.37 54 Flight crew and security guards:7 Pilots:0. .65 29 Professional technicians:2 Salesmen:7. .37 61 Professional technicians:2 Salesmen:9. ..44 16 Professional technicians:3 Salesmen:8. .05 91 restated Others:9.73 By region: Chinese mainland:4 Others:4. .03 93 By region: Chinese mainland:5 Others:8.58 87 Overseas:7.30 Overseas:11.50 employees Percentage of who health received % 70.0 75.0 77.2 examinations Work injuries—128 106 69 Work-related Sudden illness during work 1 3 were production accidents, 6 For personnel “under centralized 1 fatalities—commuting, 1 was traffic and accidents 2 were sudden during shift who and has closed sudden -loop diseases management” during Employee diseases when working abroad the rest time Participants in Including employees 786 trained person before -time Change of statistical 230 caliber hours 360 hours consultation EAP Hour the EAP, consultation; by hotline and employees face-toface with psychological crisis intervention Total investment RMB million Including trainings organized 2. 49 by 1.70 1.51 in trainings China Eastern R&D Center Training participants million 0.57 online training 1.40 63.82 Female: Male: 33 42. .8 0 By gender: Female:45 Male:51. .2 7 By gender: Female:52 Male:58 .92 .6 Training employee hours per Hour By category: Management By category: Management Ordinary employees: personnel:42 49. .9 1 personnel:45.1 Ordinary employees: 57.4 employees Proportion of By gender: Female:98 Male:99. .2 0 By gender: Female:98 Male:99. .6 4 By gender: Female:98 Male:99. .5 4 accepting performance % By category: personnel:97 Management .3 By category: personnel(on Management duty):100 By category: personnel:97 Management .3 appraisal Ordinary employees: 98.8 Ordinary employees: 99.4 Ordinary employees: 99.1 Occurrence discrimination of—0 0 0 Financial for support RMB million 3.65 5.18 3.25 fixed Investment -pointed in RMB poverty alleviation million 18.25 41.02 41.21 Special flights—75 123 398 Registered employee —8,100 9,100 9,200 volunteers Public welfare—1,387 1,132 1,085 Community projects participating Employees in volunteering—34,110 26,045 25,172 activities from welfare public activities —78,080 168,200 140,166 Public welfare hours 10,000 14.34 29.53 26.35 service 80 CHINA EASTERN Pursuing Safety Development Providing Smart Services Advancing Green and Low-carbon Development Creating a Better Life Appendix GRI Index This Report is prepared in accordance with the GRI Standards: Core option General Introduction Chapter Page Note Disclosures GRI 101: FOUNDATION 2016 GRI 101 does not include any disclosure GRI 102: GENERAL DISCLOSURES 2016 Organizational Profile 102-1 Name of the organization About China Eastern P6 102-2 Activities, brands, products, and services About China Eastern P6 102-3 Location of headquarters About China Eastern P6 102-4 Location of operations About China Eastern P6 102-5 Ownership and legal form About China Eastern P6 102-6 Markets served About China Eastern P6 102-7 Scale of the organization About China Eastern P6 P76 Performance Indicators 102-8 Information on employees and other workers Performance Indicators P79 102-9 Supply chain Performance Indicators P63P78 102-10 Significant changes to the organization and its supply chain About the Report P90 No significant change 102-11 Precautionary principle or approach Risk Management P22 102-12 External initiatives Flights for Sustainability P26 102-13 Membership of associations Contributing Development to Industrial P53 Strategy 102-14 Statement from senior decision-maker Message from the Chairman P4 Ethics and Integrity 102-16 Values, principles, standards, and norms of behavior Corporate Strategy P16 Governance 102-18 Governance structure Corporate Governance P16-17 Stakeholder Engagement 102-40 List of stakeholder groups Stakeholder Engagement P30 102-41 Collective bargaining agreements Performance Indicators P76 102-42 Identifying and selecting stakeholders Stakeholder Engagement P30 102-43 Approach to stakeholder engagement Stakeholder Engagement P30 102-44 Key topics and concerns raised Stakeholder Engagement P30 2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 81

Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

General Disclosures	Introduction	Chapter	Page	Note
Reporting Practice				
102-45	Entities included in the consolidated financial statements	About the Report	P90	
102-46	Defining report content and topic Boundaries	About the Report	P90	
102-47	List of material topics	Materiality Management	P27	
102-48	Restatements of information	Some historical data have been corrected, and the latest data in "Performance Indicators" of this report shall prevail.	P76-80	
102-49	Changes in reporting	No significant change		
102-50	Reporting period	About the Report	P90	
102-51	Date of most recent report	About the Report	P90	
102-52	Reporting cycle	About the Report	P90	
102-53	Contact point for questions regarding the report	About the Report	P90	
102-54	Claims of reporting in accordance with the GRI Standards	GRI Index	P81	
102-55	GRI Content Index	GRI Index	P81	
102-56	External assurance	Assurance Statement	P92	
Environmental Topics				
GRI 302: ENERGY 2016 / GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Addressing Climate Change Sustainable Utilization of Resources	P56、P62	
103-2	The management approach and its components	Addressing Climate Change Sustainable Utilization of Resources	P56、P62	
103-3	Evaluation of the management approach	Addressing Climate Change Sustainable Utilization of Resources	P56、P62	
302-1	Energy consumption within the organization	Performance Indicators	P77	
302-3	Energy intensity	Performance Indicators	P77	
302-4	Reduction of energy consumption	Addressing Climate Change	P56	
302-5	Reductions in energy requirements of products and services	Addressing Climate Change	P56	
GRI 303 WATER AND EFFLUENTS 2018/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of Resources	P60、P62	
103-2	The management approach and its components	Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of Resources	P60、P62	
103-3	Evaluation of the management approach	Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of Resources	P60、P62	
303-1	Interactions with water as a shared resource	Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of Resources	P60、P62	
303-5	Water consumption	Performance Indicators	P77	

General Disclosures	Introduction	Chapter	Page	Note
GRI 305: EMISSIONS 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Addressing Climate Change	P56	
103-2	The management approach and its components	Addressing Climate Change	P56	
103-3	Evaluation of the management approach	Addressing Climate Change	P56	
305-1	Direct (Scope 1) GHG emissions	Performance Indicators	P77	
305-4	GHG emissions intensity	Performance Indicators	P77	
305-5	Reduction of GHG emissions	Addressing Climate Change	P56	
GRI 306: WASTE 2020/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Safeguarding Lucid Waters and Blue Sky	P60	
103-2	The management approach and its components	Safeguarding Lucid Waters and Blue Sky	P60	
103-3	Evaluation of the management approach	Safeguarding Lucid Waters and Blue Sky	P60	
306-1	Waste generation and significant waste-related impacts	Safeguarding Lucid Waters and Blue Sky	P60	
306-2	Management of significant waste-related impacts	Safeguarding Lucid Waters and Blue Sky	P60	
306-3	Waste generated	Performance Indicators	P77	
Social Topics				
GRI 401: EMPLOYMENT 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P66	
103-2	The management approach and its components	Supporting Employee Development	P66	
103-3	Evaluation of the management approach	Supporting Employee Development	P66	
401-1	New employee hires and employee turnover	Performance Indicators	P79	
401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees"	Supporting Employee Development	P66	
GRI 403: OCCUPATIONAL HEALTH AND SAFETY 2018 / GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Caring for Employee Health and Safety	P40	
103-2	The management approach and its components	Caring for Employee Health and Safety	P40	
103-3	Evaluation of the management approach	Caring for Employee Health and Safety	P40	
403-5	Worker training on occupational health and safety	Caring for Employee Health and Safety	P40	
403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Caring for Employee Health and Safety	P40	
403-9	Work-related injuries	Performance Indicators	P79	

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Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

General Disclosures	Introduction	Chapter	Page	Note
GRI 404: TRAINING AND EDUCATION 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P66	
103-2	The management approach and its components	Supporting Employee Development	P66	
103-3	Evaluation of the management approach	Supporting Employee Development	P66	
404-1	Average hours of training per year per employee	Supporting Employee Development Performance Indicators	P66、P79	
GRI 405: DIVERSITY AND EQUAL OPPORTUNITY 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P66	
103-2	The management approach and its components	Supporting Employee Development	P66	
103-3	Evaluation of the management approach	Supporting Employee Development	P66	
405-1	Diversity of governance bodies and employees	Supporting Employee Development Performance Indicators	P66、P79	
GRI 406: NON-DISCRIMINATION 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P66	
103-2	The management approach and its components	Supporting Employee Development	P66	
103-3	Evaluation of the management approach	Supporting Employee Development	P66	
406-1	Incidents of discrimination and corrective actions taken	Performance Indicators	P79	
GRI 408: CHILD LABOR 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P66	
103-2	The management approach and its components	Supporting Employee Development	P66	
103-3	Evaluation of the management approach	Supporting Employee Development	P66	
408-1	Operations and suppliers at significant risk for incidents of child labor			No operations and suppliers at significant risk for incidents of child labor
GRI 409: FORCED OR COMPULSORY LABOR 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Supporting Employee Development	P66	
103-2	The management approach and its components	Supporting Employee Development	P66	
103-3	Evaluation of the management approach	Supporting Employee Development	P66	
409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor			No operations and suppliers at significant risk for incidents of forced or compulsory labor

General Disclosures	Introduction	Chapter	Page	Note
GRI 413: LOCAL COMMUNITIES 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Facilitating Rural Vitalization Engaging in Local Communities	P70、P73	
103-2	The management approach and its components	Facilitating Rural Vitalization Engaging in Local Communities	P70、P73	
103-3	Evaluation of the management approach	Facilitating Rural Vitalization Engaging in Local Communities	P70、P73	
413-1	Operations with local community engagement, impact assessments, and development programs	Facilitating Rural Vitalization Engaging in Local Communities	P70、P73	
413-2	Operations with significant actual and potential negative impacts on local communities			No operations with significant actual and potential negative impacts on local communities
GRI 413: SUPPLIER SOCIAL ASSESSMENT 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Sustainable Value Chain	P63	
103-2	The management approach and its components	Sustainable Value Chain	P63	
103-3	Evaluation of the management approach	Sustainable Value Chain	P63	
414-1	New suppliers that were screened using social criteria	Sustainable Value Chain	P63	
GRI 416: CUSTOMER HEALTH AND SAFETY 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Safeguarding Passenger Health	P38	
103-2	The management approach and its components	Safeguarding Passenger Health	P38	
103-3	Evaluation of the management approach	Safeguarding Passenger Health	P38	
416-1	Assessment of the health and safety impacts of product and service categories	Safeguarding Passenger Health	P38	
GRI 417: MARKETING AND LABELING 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Guaranteeing Flight Punctuality Providing Heartwarming Service Improving Travel Experience	P44-47	
103-2	The management approach and its components	Guaranteeing Flight Punctuality Providing Heartwarming Service Improving Travel Experience	P44-47	
103-3	Evaluation of the management approach	Guaranteeing Flight Punctuality Providing Heartwarming Service Improving Travel Experience	P44-47	
417-2	Incidents of non-compliance concerning product and service information and labeling			No incidents occurred
417-3	Incidents of non-compliance concerning marketing communications			No incidents occurred
GRI 418: CUSTOMER PRIVACY 2016/ GRI 103: MANAGEMENT APPROACH 2016				
103-1	Explanation of the material topic and its Boundary	Protecting Customer Privacy	P52	
103-2	The management approach and its components	Protecting Customer Privacy	P52	
103-3	Evaluation of the management approach	Protecting Customer Privacy	P52	
418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	Performance Indicators	P77	

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Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

HK-ESG Index

Disclosure Item	Description	Chapter	Page
A. Environmental			
Aspect A1- Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Addressing Climate Change Safeguarding Lucid Waters and Blue Sky	P56-59 P60-61
	A1.1 Types of emissions and respective emissions data	The exhaust gas generated in the daily production process of China Eastern is basically generated by aviation oil emissions. The standard of conversion coefficient for other exhaust gas types in the industry is still unclear.	
	A1.2 Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Performance Indicators	P78
	A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility)	Safeguarding Lucid Waters and Blue Sky Performance Indicators	P60-61 P78
	A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility)	Safeguarding Lucid Waters and Blue Sky Performance Indicators	P61 P78
	A1.5 Description of emission target(s) set and steps taken to achieve them.	Note: China Eastern has formulated the Action Plan and Task Breakdown for Winning Battle Against the Blue Sky, and gradually implemented the special work of the "Oil-to-Electricity" and APU programs in 2018-2021 and formulated the Carbon Peak, Carbon Neutrality Implementation Path Research Report and Green and Low Carbon Development Action Plan to guide long-term double-carbon work.	
	A1.6 Description of how hazardous and nonhazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Safeguarding Lucid Waters and Blue Sky	P60-61
Aspect A2-Use of Resources	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials	Sustainable Utilization of Resources	P62
	A2.1 Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in'000s) and intensity (e.g., per unit of production volume, per facility)	Performance Indicators	P78
	A2.2 Water consumption in total and intensity (e.g., per unit of production volume, per facility)	Performance Indicators	P78
	A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them.	Note: During the reporting period, China Eastern has not set up energy use efficiency initiatives, and will carry out relevant work next.	
	A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	China Eastern does not have the issue in sourcing applicable water.	
	A2.5 Total packaging materials used for finished products (in tonnes) and, if applicable, with reference to per unit produced	Note: Not applicable; the operation of China Eastern does not involve manufacturing process.	

Disclosure Item	Description	Chapter	Page
A. Environmental			
Aspect A3-The Environment and Natural Resources	General Disclosure Policies on minimizing the issuer's significant impact on the environment and natural resources	Addressing Climate Change Safeguarding Lucid Waters and Blue Sky Sustainable Utilization of Resources	P56 P60 P62
	A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them	Note: China Eastern abides by the Wildlife Protection Law of the People's Republic of China and prohibits the transportation of all kinds of illegal wildlife and their products.	
Aspect A4- Climate Change	General Disclosure Policies on identification and mitigation of significant climate-related issues which have impacted and may impact the issuer.	Addressing Climate Change	P56
	A4.1 Description of the significant climate-related issues which have impacted and may impact, the issuer, and the actions taken to manage them.	Addressing Climate Change	P56-59
B.Social			
Employment and Labor Practices			
Aspect B1-Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Supporting Employee Development	P66-68
	B1.1 Total workforce by gender, employment type, age group and geographical region	Performance Indicators	P79
	B1.2 Employee turnover rate by gender, age group and geographical region	Performance Indicators	P80
Aspect B2-Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Caring for Employee Health and Safety	P40-41
	B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Performance Indicators	P80
	B2.2 Lost days due to work injury	Note: There is no statistics in 2021.	
	B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored	Caring for Employee Health and Safety	P40-41

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Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

Disclosure Item	Description	Chapter	Page
B.Social			
Employment and Labor Practices			
Aspect B3-Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities	Upholding Aviation Safety Supporting Employee Development	P37 P66-67
	B3.1 The percentage of employees trained by gender and employee category (e.g., senior management, middle management)	Performance Indicators	P80
	B3.2 The average training hours completed per employee by gender and employee category	Performance Indicators	P80
Aspect B4-Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	Supporting Employee Development	P67
	B4.1 Description of measures to review employment practices to avoid child and forced labour.	Supporting Employee Development	P67
	B4.2 Description of steps taken to eliminate such practices when discovered.	Note: China Eastern strictly abides by the national laws and regulations, and has no child labor or forced labor.	
Operating Convention			
Aspect B5-Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain	Sustainable Value Chain	P63
	B5.1 Number of suppliers by geographical region	Performance Indicators	P76
	B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored	Sustainable Value Chain	P63
	B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Sustainable Value Chain	P63
	B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Sustainable Value Chain	P63

Disclosure Item	Description	Chapter	Page
Operating Convention			
Aspect B6-Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Informatization Safeguarding Passenger Health Providing Heartwarming Service Improving Travel Experience Protecting Customer Privacy	P22-23 P38-39 P45-46 P47-51 P52
	B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Note: Not applicable; the business of China Eastern does not involve product production.	
	B6.2 Number of products and service related complaints received and how they are dealt with	Providing Heartwarming Service Performance Indicators	P45-46 P77
	B6.3 Description of practices relating to observing and protecting intellectual property rights.	Informatization	P22
	B6.4 Description of quality assurance process and recall procedures.	Note: Not applicable; the business of China Eastern does not involve product production.	
	B6.5 Description of consumer data protection and privacy policies, how they are implemented and monitored	Protecting Customer Privacy	P52
Aspect B7-Anti-corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Anti-corruption	P19
	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	During the reporting period, there were no corruption cases.	
	B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored	Anti-corruption	P19
	B7.3 Description of anti-corruption training provided to directors and staff.	Anti-corruption	P19
Community			
Aspect B8-Community Investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure that its activities take into consideration the communities' interests	Facilitating Rural Vitalization Engaging in Local Communities Implementing Regular COVID-19 Control	P70-74
	B8.1 Focus areas of contribution (e.g., education, environmental concerns, labour needs, health, culture, sport)	Facilitating Rural Vitalization Engaging in Local Communities Implementing Regular COVID-19 Control	P70-74
	B8.2 Resources contributed (e.g., money or time) to the focus area	Facilitating Rural Vitalization Engaging in Local Communities Implementing Regular COVID-19 Control	P70-74

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Message from Chairman | About China Eastern | China Eastern's 2021: An Incredible Year in Review | Strategy and Governance | Our Journey Towards Sustainability | Pursuing Safety Development | Providing Smart Services | Advancing Green and Low-carbon Development | Creating a Better Life | Appendix

About the Report

Reporting Objectives

This is the 14th CSR report released by China Eastern Airlines Corporation Limited since 2009. By disclosing the Company's CSR concepts and practices, it aims to promote better communication and interaction with stakeholders, facilitate a trustful partnership based on the value identification, and foster the sustainable development of the Company and the society.

Reporting Period

The report mainly covers the Company's management and practice from January 1, 2021 to December 31, 2021. Some data and contents may extend beyond the time scope if necessary.

Reporting Cycle

The Report is published annually. The latest report was released in April, 2021.

Reporting Scope

The report covers the entire company (including its branches and wholly-owned subsidiaries) and some practices may come from China Eastern Group and its holding subsidiaries.

Preparation Basis

This report is prepared in accordance with *Guidelines to the State-owned Enterprises Directly under the Central Government on Fulfilling Corporate Social Responsibilities* issued by the State-owned Assets Supervision and Administration Commission of the State Council (SASAC), the *Environmental, Social and Governance Reporting Guide*(HK-ESG) issued by The Stock Exchange of Hong Kong Ltd., *Guidelines on Preparation of CSR Reports and Notice on Further Improvement of Poverty Alleviation Work Performance Disclosure of Listed Companies issued* by Shanghai Stock Exchange, *GB/T 36001 Guidance on Social Responsibility Reporting*, *GRI Sustainability Reporting Standards (GRI Standards)* issued by the Global Sustainability Standards Board (GSSB), *Guidance on Social Responsibility (ISO 26000:2010) issued by International Organization for Standardization (ISO)*, the *2030 Agenda for Sustainable Development* issued by the United Nations, *Guidelines on Corporate Social Responsibility Reporting for Chinese Enterprises (CASS-CSR 4.0)* by Chinese Academy of Social Sciences, as well as supplement guidelines in aviation service industry. With systematic integration of crucial guidelines and standards, the report responds to stakeholders' expectations and demands and highlights industrial features and corporate characteristics.

Data Source

Relevant material, data and cases were collected from China Eastern Group, China Eastern, its subsidiaries and branches. All the materials have been reviewed by relevant departments.

Reference

To facilitate presentation and reading, "China Eastern Airlines Co., Ltd." in this report also is referred to as, "China Eastern", "the Company" and "We". "China Eastern Air Holding Company" is referred to as "China Eastern Group". The subsidiary "Shanghai Airlines Co., Ltd." is referred to as "Shanghai Airlines". "China United Airlines Co., Ltd." was referred to as "China United Airlines". "Eastern Airlines Technology Co., Ltd." is referred to as "the Technology Company". "China Eastern Airlines Technology R&D Center Co., Ltd" is referred to as "China Eastern R&D Center". All branches are referred to as "the name of region + Branch".

Report Access

The Report is available in Chinese and English versions. For any discrepancies between the two versions, the Chinese version shall prevail. The report was released in printed and electronic formats. You can download the electronic report on the website of Shanghai Stock Exchange and our website (www.ceair.com). If you need a printed report or have any suggestion, please contact us as follows:

Contact Department: Department of Corporate Culture and Brand Management of China Eastern

Telephone: 021-22331435
Fax: 021-62686883
Address: No 36 Hongxiang 3rd Road, Minhang District, Shanghai, China
Zip Code: 201100

Reporting Preparation


Kick-off
Setting up a working group
Starting the training session
Analyzing material topics
Collecting internal and external data to build a topic database
Conducting questionnaires, interviews and surveys to identify and prioritize material topics
Reviewing and validating material topics
Drafting the report
Drafting report framework
Forming the first draft
Reviewing / Soliciting opinions
Soliciting CSR experts' opinions
Inter-department verification
Improving / Designing the report
Revising the text
Verifying data
Developing the report design draft
Mapping
Report assurance
Data and information verification
Revising the report
Publishing / Summarizing the report
Releasing the report on Stock Exchange websites/our official websites disseminating the report in multiple channels, media and languages
Analyzing deficiencies of the report and finalizing the improvement plan

90 CHINA EASTERN

2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 91

Message from Chairman About China Eastern China Eastern’s 2021: An Incredible Year in Review Strategy and Governance Our Journey Towards Sustainability Assurance Statement Assurance Statement of Corporate Social Responsibility Report TUV NORD (Hangzhou) Co., Ltd. (TUV NORD for short) has been commissioned by the management of China Eastern Airlines Co. Ltd (China Eastern for short) to carry out an independent assurance of the Corporate Social Responsibility Report 2021 (the report for short). China Eastern is responsible for the collection, analysis, aggregation and presentation of information within the Report. TUV NORD’s responsibility in performing this work (assurance of the report) is in accordance with terms of reference agreed in the scope of engagement with China Eastern. China Eastern is the intended users of this statement. This statement is based on the assumption that the data and information provided in China Eastern’s Corporate Social Responsibility Report 2021 is complete and true. Assurance Scope The report revealed the key performance and relevant information which happened in 2021; Assurance address is in No.36, Hongxiang 3rd road, Minhang district, Shanghai, where China Eastern headquarter is located. We visited some organs and functional departments of China Eastern, and we didn’t visit other branches or the site of projects; We evaluate the collection, analysis, aggregation of the information and data; Because the economic data had been audited by the third party, we won’t do double audit this time. Assurance of the Report was done on March 9-11, 2022. Assurance Methodology Assurance process including following activities: Review the document information which was provided by China Eastern; Interview the person who collected the report information; View the related websites and media reports, verify the data and information through sampling method; Refer to the Hong Kong Stock Exchange’s Environmental, Social and Governance Reporting Guide (HK-ESG) for reporting on the materiality, quantitative, balance and consistency requirements, we evaluate the report; Refer to GRI Sustainability Reporting Standards (GRI Standards) on balance, comparability, accuracy, timeliness, clarity, reliability, and give the evaluation; Refer to AA1000 (V3) Assurance Methodology; Assurance activity is based on TUV NORD CSR report assurance management procedure. Assurance Conclusion China Eastern Airlines Corporate Social Responsibility Report 2021 objectively reflects the China Eastern ‘s social responsibility work and performance achieved in 2021. The data in the report is reliable and objective. We haven’t found systematic or substantial errors. Materiality: China Eastern conducted research on important ESG issues, disclosed the important and objective performance of China Eastern in the economic, social and environmental fields in 2021 in chapters like “Sustainable Journey”, and responded to the expectations of investors and other stakeholders in a timely manner; Quantitative: The report discloses nearly 100 important performance data of China Eastern in economy, operation overview, service, employees, environment and so on in the form of performance table. Pursuing Safety Development Providing Smart Services Advancing Green and Low-carbon Development Creating a Better Life Appendix Balance: the report discloses the employee turnover rate, the number of complaints about passenger privacy and other data. Consistency: the Corporate Culture and Brand Management Department of China Eastern is responsible for collecting, recording, arranging and analyzing the information and processes used in the preparation of the report. The sampled data in the verification is traceable. Suggestions for Improvement Through assurance and evaluation, we had following improvement suggestions on CSR practice and management. We suggest China Eastern pay attention to the greatly changed data in performance indicators (such as solid waste), and formulate corresponding management plans according to the actual situation; We suggest China Eastern disclose more about the performance of the supply chain in fulfilling social responsibility. Special Statement This statement excluding: The activity outside information reveal; The position, idea, faith, object, future developing direction, and promise stated by China Eastern. Statement of Independence and Competence TUV NORD Group is the world’s leader in inspection, testing and verification, operating in more than 70 countries throughout the world and providing services which includes management systems and product certification; quality, environmental, social and ethical auditing and training; environmental; social responsibility and sustainability report assurance. TUV NORD (Hangzhou) Co., Ltd. affirms its independence from China Eastern and confirms that there is no conflict of interests with the organization or any of its subsidiaries and stakeholders when performing the assurance of the Report. TUV NORD (Hangzhou) Co., Ltd. was not involved in any manner with China Eastern, when the latter was preparing the Report. TUV NORD (Hangzhou) Co., Ltd. The Authorized person: SONG Haining The team leader: Huang Li Date: March 18, 2022 Date: March 18, 2022 2021 CORPORATE SOCIAL RESPONSIBILITY REPORT 93 92 CHINA EASTERN

Appendix Reader Feedback Dear Sir/Madam Thank you for reading the Corporate Social Responsibility Report 2021 of China Eastern Airlines Corporation Limited. To provide more valuable information, facilitate your monitoring of our CSR work and improve our CSR management, we sincerely invite you to share your opinions and suggestions. Please scan the QR code below to give your feedback on the report, or mail it to us: Contact Department: Department of Corporate Culture and Brand Management of China Eastern Tel: 021-22331435 Fax: 021-62686883 E-mail: ceanews@163.com Address: No.36 Hongxiang 3rd Road, Minhang District, Shanghai, China (201100) 94 CHINA EASTERN

CONNECT THE WONDERFUL WORLD HEART TO HEART Scan the QR code to read more CSR stories of China Eastern CHINA EASTERN The Report is printed on recycled paper